EXHIBIT C-11

Government of Canada | Gouvernement du Canada

2016
A Plan for Middle Class Progress
Fall Economic Statement 2016

Canada

©Her Majesty the Queen in Right of Canada (2016)

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the Department of Finance Canada.

Cette publication est également disponible en français.

Cat. No.: F1-52E-PDF

Table of Contents

Chapter 1 – A Plan for Middle Class Progress	3

Introduction	3
Why the Middle Class Matters	3
Early Progress for Canada’s Middle Class	4
Growing the Middle Class	4
Better Opportunities for Canadian Children	5
Better Jobs and More Liveable Cities	6
More Affordable Post-Secondary Education	8
Renewing the Relationship With Indigenous Peoples	9
A More Secure and Dignified Retirement	11
The Path Forward	13

Chapter 2 – Investing in the New Economy	15

Investing in Canada	16
A Long-Term Plan to Build Strong Communities, Create Jobs and Grow the Economy	16
Public Transit: Faster Commutes and Innovative Communities	18
Green Infrastructure: Clean Air, Clean Water	20
Social Infrastructure: Better Neighbourhoods for Our Kids	21
Getting Canadian Products to Global Markets	23
Rural and Northern Communities	25
Smart Cities Challenge	26
Innovative Financing: The Canada Infrastructure Bank	26
Creating Jobs and Prosperity for the Middle Class	31
Attracting Investment	32
Global Skills Strategy	33
Delivering More Open and Transparent Government	34
More Independence for the Parliamentary Budget Officer	34
More Independence for the Chief Statistician of Canada	35
An End to Secrecy at the Board of Internal Economy	35
Greater Clarity on Government Spending	36
More Rigorous and Inclusive Analysis	37

Chapter 3 – Economic and Fiscal Overview	39

Introduction	39
Global Economic Developments and Outlook	41
Slow Global Growth Continues	41
Markets Are Adapting to Lower Growth Expectations and Unprecedented Monetary Policy	46
Commodity Prices Are Expected to Remain Low	47
Canada’s Economic Situation	48
The Canadian Economy Remains Resilient	49
Canadian Economic Outlook—Private Sector Forecasts	54
Impact of Economic Developments on the Fiscal Outlook	55
New Investments to Grow the Middle Class	56
Upside and Downside Risks to the Economic and Fiscal Outlook	58
Impact of Alternative Growth Scenarios	58
Revitalizing the Economy With Investments to Grow the Middle Class	61

Annex 1 – Details of Economic and Fiscal Projections	63

Introduction

One year ago, Canadians elected a new government—one focused on strengthening and growing the middle class, and helping those working hard to join it.

Confident, ambitious countries invest in their own future. They invest in where the economy is going—and do not shy away from progress. This type of progress isn’t easy—it takes smart investments in infrastructure, in technology, and most importantly, in the skills and creativity of its people.

Why the Middle Class Matters

The world over, strong economies share a common trait: a strong and growing middle class.

This is to be expected. After all, the middle class is the heart of the Canadian economy.

When the middle class does well, consumer demand is strong and businesses can invest with confidence—creating more jobs and more opportunities for more people.

With better job opportunities, middle class families are better able to invest in their children’s education, save for retirement and feel more secure in their financial future.

This helps to build an economy that is not only strong and resilient, but one that leads the global charge to create the economy—and the well-paying jobs—of the future.

At the same time, economic growth—on its own—is not enough. The benefits of growth must be felt by everyone, not just the wealthiest one per cent.

Real change includes considering new and meaningful ways to measure progress.

Increasingly, Canadians view the decisions that governments make through different lenses. Canadians challenge their governments to not only create jobs and growth, but to improve their quality of life, make environmentally responsible choices, and build an economy that gives all citizens the best chance to succeed today, and for their kids and grandkids in the future.

This Fall Economic Statement reflects that deeper understanding of these various lenses—for Canada, and for Canadians.

A Plan for Middle Class Progress	3

Early Progress for Canada’s Middle Class

Growing the Middle Class

Strengthening and growing the middle class to create long-term economic growth: that has been the government’s top priority in its first year, and millions of Canadians are already feeling the positive benefits.

One month after taking office, the government introduced legislation that cut taxes for the middle class, and raised taxes on the wealthiest one per cent of Canadians.

This was the fair thing to do for Canadians—and the smart thing to do for Canada’s economy.

As a result of this tax cut, nearly 9 million Canadians have been seeing more money on every paycheque starting last January. That’s more money that middle class Canadians have to save, to invest, and to spend in their communities.

What the December 2015 Tax Cut Means
to the Middle Class

Success Story

Brandon and Briana

Brandon and Briana live in Scarborough and have no children. They both earn $75,000 a year. As a result of the government’s middle class tax cut, each of them will receive $446 in tax relief in 2016, for a total of almost $900. With these savings, Brandon and Briana will be able to make an advance payment on their condominium mortgage.

Early Progress:

As one of its first actions, on December 7, 2015, the government delivered on its commitment to strengthen the middle class. It introduced a tax cut for Canada’s middle class, reducing the second personal income tax rate to 20.5 per cent from 22 per cent—a 7 per cent reduction.

To help pay for this middle class tax cut, the government raised taxes on the wealthiest Canadians by introducing a new top income tax rate of 33 per cent for individuals with more than $200,000 in taxable income each year.

What Success Looks Like:

Effective January 1, 2016, Canadians with taxable income between $45,282 and $90,563 saw their income tax rate fall, leaving more money on their paycheques to save, invest and grow the economy.

In total, nearly 9 million Canadians are now benefitting from this tax cut. Single Canadians who benefit from this measure will see an average tax reduction of $330 every year, and couples who benefit will see an average tax reduction of $540 every year.

4	Chapter 1

Better Opportunities for Canadian Children

Nine out of 10 Canadian families with children are getting more help today than they did one year ago thanks to the new Canada Child Benefit (CCB).

The CCB is simpler than the programs it replaced, and is fully tax-free and fairer. Benefits are determined by family income, giving more to families who need it most, and less to those who don’t.

The CCB is also more generous. Families benefitting will see an average increase of nearly $2,300 in the 2016–17 benefit year, compared to the previous system of child benefits.

For these families, it means more money to spend on healthier groceries, sports and camp programs, and new winter clothes.

The CCB delivers enhanced support to low-income families, including many single parents. About 65 per cent of families receiving the maximum CCB are single parents, the majority of whom are single mothers.

For hundreds of thousands of Canadian children, the CCB is a ladder out of poverty. As they grow, it will be easier for them to stay healthy, to succeed in school, and to find and keep good work. Our kids will have more opportunities available to them, and go on to raise their own families in a country that is more prosperous and fair.

To ensure its value is not eroded over the long term by inflation, the government proposes to index the CCB beginning with the 2020–21 benefit year.

A Plan for Middle Class Progress	5

What the New Canada Child Benefit Means
for Canadian Families

Success Story

Lyndon

Lyndon is a four year old boy living in Victoria with his mom, Samantha, who earns $30,000 a year. Since Canada Child Benefit (CCB) payments began in July 2016, she has been receiving $533 per month, tax-free. In the 2016–17 benefit year, she will receive total CCB payments of $6,400 (which is $1,468 more than she would have received under the previous system of child benefits). With the extra money, Samantha will be able to buy more books for Lyndon as he starts school, register him for swimming at her neighbourhood community centre, and increase her Registered Education Savings Plan (RESP) contribution for Lyndon’s future education.

Early Progress:

The first CCB payments were issued in July 2016. Over 3.2 million Canadian families are receiving payments monthly. They now have increased means with which to raise their children.

What Success Looks Like:

With the introduction of a more generous and better-targeted CCB, about 300,000 fewer children will be living in poverty in 2017 compared with 2014. This represents a reduction of about 40 per cent in overall child poverty—a major step forward towards the goal of ensuring all children in Canada have a fair chance at success. Going forward, the government will closely monitor the number of children living in poverty.

Like Lyndon’s family, 9 out of 10 families are receiving more in child benefits now than under the previous system of child benefits. The government will carefully track the impact of the CCB on families’ disposable income.

The government will also study the impact the benefit has on opportunities that families have to save to enhance their own financial security and to invest in their children (e.g., in RESPs and take-up of the Canada Education Savings Grant and Canada Learning Bond).

The government will examine how to measure the impact of the CCB on other key outcomes.

Better Jobs and More Liveable Cities

The government is following through on its promise to make historic investments in infrastructure—in the projects Canada needs and the people who can build them.

Investments in infrastructure create good, well-paying jobs that can help strengthen and grow the middle class today, while building Canada’s economy for the future.

They can also make a real difference in the day-to-day lives of Canadians—through things like shorter commute times, less traffic congestion, cleaner drinking water and more affordable housing.

To ensure that there is no undue delay in creating more good, well-paying jobs and building stronger communities, the government accelerated its efforts by investing $11.9 billion in infrastructure in Budget 2016.

6	Chapter 1

What Historic Investments in Infrastructure Mean
for Canadians

Success Story

Josh and Josée

Josh and Josée live in Toronto, and spend more than 90 minutes commuting to and from their downtown jobs every day—that’s three hours every day that could be better spent at work, or with family and friends. By building new underground transit lines to their neighbourhood, and investing in service improvements for surface routes along major corridors, federal investments will result in reduced commute times, and allow Josh and Josée to spend less time getting back and forth to work and more time with their young family.

Paul

Paul takes his grandchildren to the waterfront almost every day for a walk or to go swimming. Since new investments have been made in his municipality’s waste water and storm water infrastructure, there haven’t been any waste water overflow events during major storms, making the waterfront more enjoyable and safer for his family.

Adam and Farah

Adam and Farah are two working parents who are expecting their second child. Faced with mounting child care costs, Farah is concerned that she may have to leave the workforce while her children are young—a move that would affect her career and family’s livelihood in the long run. New federal investments in social infrastructure will allow Farah to continue working, knowing that her children will thrive and learn in a safe and supportive environment.

Early Progress:

The government has been working to deliver and expedite Phase 1 funding for public transit, green and social infrastructure to create economic growth, encourage social inclusion and improve the environment. Projects supported in 2016 include:

•	$85 million for the expansion of the Southeast Bus Rapid Transitway to support Calgarians getting to work and school on time and safely.

•	$62 million for the Combined Sewage Storage Tunnel, the largest portion of the Ottawa River Action Plan, so that Canadians can enjoy recreational activities on a cleaner and healthier Ottawa River.

What Success Looks Like:

•	Reduced urban congestion, with improved transit service and shortened commute times.

•	Drinking water, waste water treatment and storm water infrastructure that meet consistently high standards across Canada and are resilient to climate change impacts.

•	Reduced number of Canadian households in “core housing need” (living in housing conditions that are inadequate, unsuitable or unaffordable).

•	Increased number of high-quality, affordable child care spaces.

•	Reduced overcrowding in housing in First Nations communities.

•	More jobs, which improves Canada’s economic growth over the long term.

A Plan for Middle Class Progress	7

More Affordable Post-Secondary Education

In Canada, every young person should have the opportunity to go to university or college.

To make post-secondary education more affordable for more young people, the government boosted Canada Student Grants by 50 per cent for those who need it most.

That’s an increase of up to $1,000 more per year for students from low- and middle-income families. For 386,000 students each year, it means more help to pay for post-secondary education and keep debt loads manageable.

To help recent graduates as they transition into work, the government also increased the loan repayment threshold for Canada Student Loans. Starting this academic year, no student graduating from college or university will have to start paying back their Canada Student Loans until they are earning at least $25,000 per year.

What Enhanced Canada Student Grants Mean
for Canadian Students

Success Story

Anita

Anita is a third-year undergraduate student at the University of Calgary. She is from a family of four and is currently living at home. Her parents’ combined income for 2016–17 is under $46,000.

Thanks to the enhanced Canada Student Grants, Anita is able to receive $3,000 this academic year in non-repayable assistance. That’s an increase of $1,000 in non-repayable assistance for Anita. This increased assistance will help make post-secondary education more affordable for Anita and keep her debt loads manageable.

Early Progress:

As a result of the Canada Student Grant enhancements, eligible students from low- and middle-income families and part-time students will receive more non-repayable assistance during the 2016–17 academic year.

What Success Looks Like:

Canadian students who qualify for Canada Student Grants will benefit from these enhancements in two ways:

First, with these Canada Student Grant enhancements, the number and proportion of students receiving non-repayable assistance under the Canada Student Loans Program is expected to increase.

Second, these enhancements, together with changes to the repayment threshold for Canada Student Loans, are expected to reduce Canada Student Loan default rates. This means a more manageable debt burden for students in need.

8	Chapter 1

Renewing the Relationship With Indigenous Peoples

The government is committed to renewing the relationship between Canada and Indigenous peoples, based on recognition of rights, respect, co-operation and partnership.

The unprecedented investment of $8.4 billion announced in Budget 2016 marked a significant first step towards improving the socio-economic conditions of Indigenous peoples and advancing the process of reconciliation.

Through Budget 2016 investments, the government is partnering with Indigenous peoples to address the issues most important to them such as:

•	Improving primary and secondary education for First Nations children and fostering better learning environments by investing in First Nations schools;

•	Improving on-reserve water and waste water infrastructure with the aim of eliminating long-term drinking water advisories and ensuring all Canadians always have access to clean drinking water;

•	Improving housing conditions in First Nations, Northern and Inuit communities;

•	Supporting economic development for the Métis Nation to improve the quality of life for Métis individuals, entrepreneurs and communities and expand their economic opportunities; and

•	Expanding the Nutrition North Canada program to help ensure that more families living in isolated, northern communities have access to affordable, nutritious food.

A Plan for Middle Class Progress	9

A Renewed Relationship

Success Story

Supported by social infrastructure funding through Canada Mortgage and Housing Corporation’s Residential Rehabilitation Assistance Program On-Reserve, the community of James Smith Cree Nation is in the process of fully renovating a 4-plex and a 6-plex housing unit. The units are 30 years old and the First Nation advised they had been wanting to renovate them for the last 15 years. Funding of $402,490 is being provided through a forgivable loan, enabling the community to proceed with the much-needed upgrades. Work is reported to be progressing very well.

Early Progress:

The government has been working to deliver and expedite Phase 1 funding for social, green and other Indigenous infrastructure to improve quality of life, promote economic growth, and contribute to closing socio-economic gaps. Projects supported in 2016 include:

•	Construction, service or renovation of 3,174 housing units on reserve.

•	Since the commitment to end long-term drinking water advisories was made, 14 of these advisories have been removed and 195 water and waste water capital projects across Canada are now underway.

•	130 school infrastructure-related projects and 310 other community infrastructure projects.

As well, the government continues to work toward renewing the relationship with Indigenous peoples. Key initiatives include:

•	Launching the National Inquiry into Missing and Murdered Indigenous Women and Girls.

•	Working towards establishing a working group with the Assembly of First Nations to develop a new fiscal relationship.

What Success Looks Like:

•	Healthier, stronger Indigenous communities as a result of:

-	Reduced overcrowded housing conditions.

-	Access to clean drinking water, improved sanitation and improved medical facilities.

-	Enhanced community infrastructure, including roads and bridges, schools, connectivity, and cultural and recreational facilities.

-	Better access to early childhood learning and child care.

-	Sufficient, predictable and sustained funding for First Nations communities.

10	Chapter 1

A More Secure and Dignified Retirement

After a lifetime of hard work, Canada’s seniors have earned a secure and dignified retirement.

That security starts with a strong and stable pension plan.

Today’s workforce is changing. Young people will not have access to the same types of pension plans as their parents had. To help today’s youth save for their retirement, the strengthened Canada Pension Plan (CPP) will benefit individuals entering the workforce today the most. This is an important part of a long-term plan to help young people be secure in their future.

The strengthened CPP will ensure that more Canadians can spend their retirement years as they should—enjoying their health and their families, rather than worrying about making ends meet—and reduce the anxiety that many Canadians feel about their ability to retire.

Once fully in place, the CPP enhancement will increase CPP retirement benefits by between about 33 per cent and 50 per cent, depending on the worker’s earnings.

To help give future seniors more security and stability, the government also restored the eligibility age of Old Age Security (OAS) and Guaranteed Income Supplement (GIS) benefits to 65, putting thousands of dollars back in the pockets of Canadians as they become seniors.

Additionally, in July 2016, the government increased the GIS by up to $947 per year for the lowest-income single seniors. This will support seniors who rely almost exclusively on the OAS pension and the GIS and may therefore be at risk of living in poverty. Single senior women particularly benefit from this measure as they are more likely to live in poverty.

A Plan for Middle Class Progress	11

What a Stronger Retirement Income System Means
for Canadians, Once Fully in Place

Success Story

Maya

Maya is a young graphic designer. She’s worked hard to establish herself in her field and has held several part-time and term positions, with total annual earnings of around $55,000. She’s starting to think about retirement saving, but none of her employers offer pension coverage.

The CPP enhancement will help Maya prepare for retirement. On an after-tax basis, she’ll contribute about an additional $14 per paycheque. As Maya changes jobs, and provinces, her contributions to the enhanced CPP will be made automatically and matched dollar for dollar by her employers. These contributions are invested in the market and will build up over her working life.

If Maya continues to earn $55,000 over her working life, in retirement she’ll receive about $17,500 per year in CPP benefits in today’s dollar terms—roughly $4,400, or 33 per cent, more than she would have received without a CPP enhancement. If Maya’s earnings increase over her career, her CPP retirement pension could reach up to $20,000—roughly $7,000 more than she would have received without a CPP enhancement.

This pension is payable for life and grows with inflation, giving Maya the confidence that her savings will be available over her entire retirement and won’t be eroded by higher prices or market volatility.

June

June is a new grandmother in her 50s. She worked to raise her children as a single mother and is helping raise her grandchild. She’s looking forward to the financial security offered by Old Age Security (OAS) and Guaranteed Income Supplement (GIS) benefits.

Restoring the age of eligibility for OAS and GIS to 65 means that June will have access to these benefits two years earlier than under previous policy, putting thousands of dollars back in her pocket just as she becomes a senior. In addition, increases to the GIS top-up for single seniors means that June could receive an additional $947 every year, once she turns 65.

Early Progress:

Early, cooperative efforts as joint stewards of the CPP led Canada’s Ministers of Finance to reach an historic agreement to enhance the CPP on June 20, 2016, in Vancouver, B.C. This enabled the federal government to table federal legislation on October 6, 2016 to bring the agreement into force, with a gradual phase-in of the enhancement starting in 2019.

Workers in Quebec do not participate in the CPP, instead participating in the similar Quebec Pension Plan.

The agreement to enhance the CPP will provide future Canadian retirees with more confidence that they will enjoy a more secure retirement and better quality of life.

In addition, the responsible implementation of the agreement, with a two-year announcement period and a seven-year phase-in, ensures that the impact on employers and employees will be small and gradual. In particular, businesses will have time to adjust to the change in contribution rates, and the government will implement it in a manner that minimizes administrative reporting requirements for businesses.

Higher monthly GIS benefits have been paid to seniors starting in July 2016.

12	Chapter 1

What a Stronger Retirement Income System Means
for Canadians, Once Fully in Place

What Success Looks Like:

Success can be measured over both the short and long term.

In the short term, success is the historic agreement reached in June 2016 by the Government of Canada and provincial governments after months of close collaboration. This demonstrated what federal and provincial governments can accomplish when they work together on behalf of Canadians.

As well, future Canadian retirees will have more confidence about their prospects for enjoying a more secure retirement and better quality of life. A gauge of success will ultimately be that Canadians increasingly feel prepared, financially, for their retirement.

In the longer term, fewer Canadian families will be at risk of under-saving for retirement. The proportion of families at such risk is expected to drop by 25 per cent due to the CPP enhancement.

The Path Forward

The government has been working hard to deliver real change for Canadians for nearly a year. In that time, significant early progress has been made—but more hard work lies ahead of us than behind us.

The pace of change is accelerating, and Canada needs to make smart decisions and sound investments today, to ensure that Canadians have access to the good, well-paying jobs of tomorrow.

In the coming months, the government will continue to build Canada’s economy of the future—by attracting investment in clean technologies that will drive growth while ensuring clean air and water for our kids and grandkids, and by creating jobs and prosperity for the middle class.

This Fall Economic Statement, like the budget last spring, is about people. The government’s priorities are Canadians’ priorities, and success will be measured not by the investments made but by the outcomes achieved.

New measures will be introduced, so that the government can continue to make a difference in the lives of Canadians. These include new and innovative investments in infrastructure, a renewed focus on attracting investment, a strong commitment to welcoming the world’s best and brightest workers, and more openness and transparency in the way government operates.

This is the future that the government is committed to build, and with continued hard work, that is precisely what it will deliver.

A Plan for Middle Class Progress	13

With its first budget, the government charted a course to build a strong economy that works for all Canadians, and to create long-term economic growth by strengthening and growing the middle class.

This Fall Economic Statement is a continuation of those efforts, with more work ahead in the months leading up to the next federal budget.

The government’s plan for middle class progress reflects an understanding shared by Canadians that a country can’t cut its way to prosperity. The world is changing. Trade is shifting to Asia and other developing regions, the Internet is transforming how we communicate, live and work, and economies are investing to become cleaner and more sustainable.

To create jobs and grow our economy, investment is needed now to deliver a brighter, more prosperous future for generations to come.

The government will continue to pursue sustained and shared economic growth, and in the Fall Economic Statement, we are taking three specific actions as part of this plan.

Investing in Canada—Investments in infrastructure create good, well-paying jobs that help strengthen and grow the middle class today, and deliver sustained economic growth for years to come. This Fall Economic Statement introduces transformational investments in infrastructure—investments that will help to deliver the jobs that Canadians need while ensuring that our communities are better, more liveable places to call home.

Creating Jobs and Prosperity for the Middle Class—A strong economy starts with a strong and prosperous middle class. The new initiatives included in this Fall Economic Statement will attract investment and talent from around the world, creating more jobs for Canadians and greater prosperity for Canada’s middle class.

Delivering More Open and Transparent Government—Canadians expect government to be open, transparent, accountable and always focused on the people it is meant to serve. With this Fall Economic Statement, the government continues its efforts to make government activities and services more open and transparent.

Together, these priorities will continue to deliver real change for all Canadians.

Investing in the New Economy	15

Investing in Canada

A Long-Term Plan to Build Strong Communities, Create Jobs and Grow the Economy

Now is the time to invest in Canada.

Across the country, people and communities are in need. The middle class and those working hard to join it need the opportunities that come with good, well-paying jobs, and communities need help to maintain, improve and expand the things that make Canada’s towns and cities great places to live—things like reliable public transit, treatment plants to keep water safe, and affordable housing for people at all stages of life.

Investing in Canada’s infrastructure builds strong communities and helps to strengthen and grow the middle class, setting the stage for sustained economic growth in the future.

In Budget 2016, the government made a down payment on future growth by making immediate investments of $11.9 billion in public transit, green infrastructure and social infrastructure.

These investments are already making a difference in communities across the country:

•	Bilateral agreements have been signed with all provinces and territories for the Public Transit Infrastructure Fund and the Clean Water and Wastewater Fund announced in Budget 2016. Already, 760 projects have been approved for funding, and over 65 per cent are already underway. Over 400 communities across Canada will benefit from these projects.

•	Bilateral agreements to deliver funding for affordable housing have also been signed with the majority of provinces and territories. The government is also expanding affordable housing, including among seniors, to support energy and water efficiency retrofits and renovations to existing social housing, the construction of shelters for victims of family violence, and projects to prevent and reduce homelessness.

•	Social infrastructure investments announced in Budget 2016 will also result in the construction, service or renovation of over 3,174 housing units on reserve. The government’s investments in water and wastewater infrastructure on reserve are helping First Nations communities ensure that they have safe and reliable drinking water. As a result of green infrastructure investments, there are currently 195 water and wastewater capital projects underway across Canada that have allowed the lifting of 14 long-term drinking water advisories, and which are addressing 26 advisories in an additional 25 communities.

Phase 1 investments, along with other measures announced in Budget 2016, will help create or maintain an estimated 100,000 jobs, including jobs in project planning and management, engineering and construction.

This Fall Economic Statement strengthens the government’s commitment to long-term growth for the middle class. It proposes an additional investment of $81 billion over 11 years, starting in 2017–18, in public transit, green infrastructure, social infrastructure, transportation that supports trade, Canada’s rural and northern communities, and smart cities.

16	Chapter 2

As part of these investments, the government will continue to boost its investments in infrastructure in Indigenous communities.

The government will also establish a new Canada Infrastructure Bank to provide innovative financing for infrastructure projects, and help more projects get built in Canada, where public capital can be leveraged.

[1] Includes Phase 1 ($11.9 billion), strategic investments in post-secondary infrastructure ($2.0 billion) and rural broadband ($500 million).
See Table 2.1 for details.
[2] Includes Infrastructure Canada programs, Indigenous infrastructure programs and social infrastructure programs.

Taking into account existing infrastructure programs, new investments made in Budget 2016 and the additional investments contained in this Fall Economic Statement, the government will make a total investment in Canada’s communities of more than $180 billion.

This commitment is unprecedented in Canadian history.

While these investments are significant, they cannot succeed in isolation. The government remains committed to working with the provinces and territories, municipal governments, Indigenous leaders and other partners to determine the best ways to invest, so that the benefits of investment can be felt by all Canadians.

At every stage, the government’s choices will be informed by the principles of responsible spending, proper controls, transparent decision making and the measurement of results.

Investing in the New Economy	17

Public Transit: Faster Commutes and Innovative Communities

In too many Canadian communities, traffic congestion and long commutes are taking their toll.

The resulting gridlock makes life more difficult for busy families, and has a negative effect on Canada’s economy—when workers can’t easily get to work, it erodes productivity, and when businesses can’t get their goods to market quickly and reliably, it undermines growth.

To improve and expand public transit systems across Canada, the government in Budget 2016 committed to an initial investment of $3.4 billion over three years, through the new Public Transit Infrastructure Fund.

This funding is aimed at shortening commute times, reducing air pollution, strengthening communities and growing Canada’s economy.

Early Results of Phase 1 Investments in Transit Infrastructure

•	The second stage of the Ottawa light-rail system will become a reality thanks to funding provided under Phase 1 of Canada’s infrastructure plan. This project will help Ottawa residents get to work on time and back home safely at the end of a long day.

•	Thanks to Phase 1 investments, Prince Edward Island residents will be able to travel more efficiently between Charlottetown, Cornwall and Stratford. Ten more buses were added to the T3 Transit fleet with the funding, allowing them to extend services to meet increasing demand.

To support the next phase of ambitious public transit projects, the government proposes an investment of $25.3 billion over the next 11 years, some of which will flow through the new Canada Infrastructure Bank, in public transit systems across the country. With this additional funding, Canadian communities will be able to build the new urban transit networks and service extensions that will transform the way that Canadians live, move and work.

The government has engaged provincial governments, cities and communities on implementation of ambitious projects. According to our partners, these projects could include1:

•	The Green Line light rail transit (LRT) project in Calgary;

•	The Valley Line Stage 2 LRT project in Edmonton;

•	Stage 2 of the Confederation Line project in Ottawa;

•	The Réseau électrique métropolitain project in Montréal;

[1]	Examples are for illustrative purposes only. Inclusion does not constitute final project approval.

18	Chapter 2

•	The Broadway subway project and the South of Fraser Rapid Transit project in Vancouver-Surrey; and

•	The Regional Express Rail project in the Greater Toronto and Hamilton Area.

As part of the additional investments in public transit, funding will also be available to improve the quality and condition of existing assets, so that systems can remain in good repair, serving more riders in a timely and reliable fashion.

In the coming months, the government will continue to work to ensure the successful implementation of Phase 1 investments in support of public transit infrastructure, and will announce further details on the allocations for the new $25.3 billion investment in public transit through Budget 2017.

What Success Will Look Like

Josh and Josée

Josh and Josée live in Toronto, and each spend more than 90 minutes commuting to and from their downtown jobs every day—that’s three hours every day that could be better spent at work, or with family and friends. By building new underground transit lines to their neighbourhood, and investing in service improvements for surface routes along major corridors, federal investments will result in reduced commute times, and allow Josh and Josée to spend less time getting back and forth to work and more time at home with their young family.

Pathways to Shorter Commute Times

Traffic congestion in Canada’s largest urban centres takes its toll on the health and well-being of Canadians. It creates air pollution, eats away at the time families can spend with their loved ones, and puts pressure on middle class Canadians, who are forced to choose between more affordable housing farther from work and reduced commute times that often come with higher housing costs. Integrated transportation plans for cities—including better, more reliable transit systems and efficient allocation of traffic to roadways, bridges and bicycle paths—can help to address these challenges.

Working with its partners on transit and transportation plans, the government will develop measures and clear metrics to measure the impact that high-potential projects have in reducing urban congestion, improving transit service and shortening commute times for Canadians.

Investing in the New Economy	19

Green Infrastructure: Clean Air, Clean Water

To ensure that Canada’s communities are healthy and productive places to live, Budget 2016 made an initial investment of $5.0 billion over the next five years in green infrastructure.

This investment will help more Canadian families have access to safe water, and greener communities where they can watch their children play and grow. This investment will also support the Pan-Canadian Framework on Clean Growth and Climate Change, and help communities as they adapt to the challenges that come with a changing climate.

Early Results of Phase 1 Investments in Green Infrastructure

•	Investments made under Phase 1 of Canada’s infrastructure plan will help provide access to clean and reliable drinking water for residents of Pincher Creek and the County of Forty Mile in Alberta. The extension of the regional water supply system in Beaver Mines Regional Water Supply will support future community growth and a high quality of life while protecting the local environment.

•	Thanks to Phase 1 investments in green infrastructure, the City of Powell River in British Columbia will be able to complete upgrades to its water treatment plant. This will provide local residents with access to clean, reliable drinking water for years to come.

To continue this important work, and to accelerate progress, the government proposes $21.9 billion over 11 years for green infrastructure. This will include targeted investments, including through the new Canada Infrastructure Bank, that support greenhouse gas emission reductions; enable greater climate change adaptation and resilience; and ensure that more communities can provide clean air and safe drinking water for their citizens.

The government will work with its provincial, territorial, municipal and Indigenous partners to evaluate, select and fund the green infrastructure projects that will deliver the best outcomes for Canadians.

Projects that may receive these additional investments include, among others: inter-provincial transmission lines that reduce reliance on coal; the development of new low-carbon/renewable power projects; the expansion of smart grids to make more efficient use of existing power supplies; and the construction of infrastructure to help manage the risk associated with floods and wildfires.

In the coming months, the government will continue to work to ensure the successful implementation of Phase 1 investments in support of green infrastructure, and will announce further details on the allocations for the $21.9 billion investment in green infrastructure through Budget 2017.

20 Chapter 2

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What Success Will Look Like

The communities of Canmore, Bragg Creek and Raymond, Alberta were hit hard by flooding in 2013. This year, the government contributed $20.5 million to projects in the region to build a dam to protect against flood damage, control erosion and build a storm water diversion project. These projects will help protect 180 local businesses and thousands of residents in these communities.

Residents of the Pic Mobert First Nation in northern Ontario have been affected by two long-term drinking water advisories for over six years. Thanks to the government’s investments in the community’s public water system, one of these advisories was lifted in June 2016 and the other is expected to be lifted this fiscal year. The completion of this project, one of 195 water and wastewater capital projects underway in First Nations communities across Canada, will provide the community with access to safe drinking water. Since the commitment to end long-term drinking water advisories was made, 14 of these advisories have been removed and Budget 2016 is supporting projects that will remove more. For example, the recent approval of $11.6 million in funding for the Slate Falls First Nation in northern Ontario will support the elimination of nine drinking water advisories that have been in place in the community for 12 years.

Pathways to a Cleaner Environment

In partnership with provincial, territorial and municipal governments, the government will establish meaningful environmental targets for green infrastructure projects to ensure that investments lead to measurable results for Canadians. Examples of measurable results could be our ability to grow the economy while reducing greenhouse gas emissions and pollution; a reduction in overall energy consumption; better outcomes for communities facing threats presented by climate change; or better water quality in Canada’s freshwater lakes and rivers.

Social Infrastructure: Better Neighbourhoods for Our Kids

Across Canada, strong communities have many things in common—they are home to a strong and growing middle class, they offer help and support to those working hard to join the middle class, and they invest in building better, more inclusive and more caring neighbourhoods.

Canadians understand that working together and helping each other delivers the best results for everyone—whether the goal is to grow our economy, educate the next generation of children or deliver better health outcomes for seniors.

In its first budget, the government chose to reflect Canadians’ commitment to each other through a $3.4 billion investment in social infrastructure, to be delivered over five years. Of this, $1.2 billion is being invested in Indigenous communities, which is a key pillar of the government’s strategy to create growth that benefits everyone. These investments are targeted at expanding affordable housing, supporting early learning and child care, improving health care in Indigenous communities, and building more cultural and recreational infrastructure, such as community centres, museums, parks and arenas.

Investing in the New Economy	21

Early Results of Phase 1 Investments in Social Infrastructure

•	Thanks to investments made by the government in social infrastructure, the Hoshizaki House will build a new, safe and supportive shelter for women and children in Dryden, Ontario and the surrounding area. The new shelter will be a home-like environment providing services to women and children escaping domestic violence.

•	Supported by social infrastructure funding through Canada Mortgage and Housing Corporation’s Residential Rehabilitation Assistance Program On-Reserve, the community of James Smith Cree Nation is in the process of fully renovating a 4-plex and a 6-plex housing unit. The units are 30 years old and the First Nation advised they had been wanting to renovate them for the last 15 years. Funding of $402,490 is being provided through a forgivable loan, enabling the community to proceed with the much-needed upgrades. Work is reported to be progressing very well.

To ensure that Canada’s communities continue to be great places to call home, the government proposes a further investment of $21.9 billion into social infrastructure over 11 years.

These investments are needed to deliver more safe, adequate and affordable housing—something every Canadian needs to feel confident about. Investments in affordable housing will accelerate support to those who need it most, while creating good, well-paying jobs that help strengthen and grow the middle class, and Canada’s economy.

These investments will also make it easier for families to access the affordable, high-quality child care they need. With more early learning and child care spaces available to Canadian families, parents can continue to work—building a better future for their families and a stronger economy for all.

In the coming months, the government will continue to work to ensure the successful implementation of Phase 1 investments in support of social infrastructure, and will announce further details on the allocations for the new $21.9 billion investment in social infrastructure through Budget 2017.

What Success Will Look Like

Adam and Farah

Adam and Farah are two working parents who are expecting their second child. Faced with mounting child care costs, Farah is concerned that she may have to leave the workforce while her children are young—a move that would affect her career and family’s livelihood in the long run. New federal investments in social infrastructure will allow Farah to continue working, knowing that her children will thrive and learn in a safe and supportive environment.

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Pathways to a More Inclusive Society

Working with provincial, territorial, municipal and Indigenous partners, the government will work to establish targets to ensure that investments in social infrastructure lead to meaningful results. For example, the effectiveness of investments in affordable housing could be measured by a reduction in the number of Canadian households in “core housing need” (living in housing conditions that are inadequate, unsuitable or unaffordable). Similarly, success could also be gauged by an increase in the number of affordable, high-quality child care spaces, or a reduction in overcrowding in housing in First Nations communities.

Getting Canadian Products to Global Markets

Canada is a trading nation and needs world-class infrastructure in order to stay competitive on a global scale. A safe, sustainable and efficient transportation system brings global markets closer to Canada. As noted in the recent report of the Canada Transportation Act Review, “the performance of the transportation system underpins the country’s trade performance, the performance of the economy and the health and sustainability of communities.”

Over the next 11 years, the government will invest $10.1 billion in trade and transportation projects. This investment will build stronger, more efficient transportation corridors to international markets and help Canadian business to compete, grow and create more jobs for Canada’s middle class.

Priority investments would include those that address congestion and bottlenecks along vital corridors and around transportation hubs and ports providing access to world markets. The government will also support critical transportation needs in Canada’s north, to help connect northern communities to trade and investment opportunities.

Trade must flow through our transportation system safely and securely, protecting Canadians, their communities, and our coastlines and waters. In particular, the government is committed to the idea that a clean marine environment and a strong economy go hand in hand. Marine safety will be a key area of focus, to allow our goods and natural resources to get to market efficiently. The government is also committed to improving rail safety, as Transport Canada continues to implement Budget 2016 investments of $143 million to continue to protect Canadians by making railway operations in Canada and the transportation of dangerous goods as safe and secure as possible. These actions include increasing inspection capacity and providing first responders with better tools and information to protect communities.

Budget 2017 will announce further details on the approach the government will take for the allocation of this new investment to facilitate and expand the access of Canadian goods to global markets.

Investing in the New Economy	23

What Success Will Look Like

Edward

Edward owns a small clean technology manufacturing plant in Vancouver. Thanks to investments that will improve processing times at nearby port facilities, Edward’s shipping time to customers in Asia will be reduced by up to 25 per cent, allowing him to compete with global suppliers, improve his profit margins and hire new employees to expand his business.

Pathways to Leadership in Global Trade

Investments will help to strengthen Canada’s trade competitiveness, giving Canadian exporters faster and more reliable access to international markets, creating more business opportunities for Canadian logistics companies and freight forwarding operators, and driving economic growth in communities surrounding Canada’s ports, borders and trade gateways. The government will work with provinces, territories, municipalities, Indigenous communities and private sector partners to establish indicators that track the effectiveness of investments, and will report to Canadians on progress achieved in improving Canada’s trade position.

Investments in Trade and Transportation Corridors

Canada’s approach to trade corridors is evidence-based, using data on and analysis of transportation systems to identify the projects that will deliver the greatest trade benefits. One project that showcases this approach is the Roberts Bank Rail Corridor project in British Columbia’s Lower Mainland. The federal government brought together 11 public and private sector partners, and together they completed a $307 million project to improve road and rail corridors connecting Canada’s busiest port that reduced traffic congestion, noise pollution and emissions from idling vehicles, while improving safety for nearby communities.

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Rural and Northern Communities

The government’s infrastructure plan will invest in priority infrastructure projects from coast to coast to coast, in urban and rural communities.

Some communities, such as those in rural and northern regions of the country, have unique needs that require a more targeted approach.

In recognition of these distinct needs, the government proposes to supplement investments into rural and northern communities from the Investing in Canada plan by investing an additional $2.0 billion over 11 years in these communities.

Broad eligibility criteria will be established that respect the wide-ranging nature of infrastructure needs, from expanding road access and Internet connectivity, to upgrading existing heating systems, to pursuing renewable sources of energy and reducing reliance on diesel.

Investing in rural and northern communities will encourage economic growth by better supporting the many parts of Canada where food and resources are grown, harvested, mined and exported. These investments will help to “build up and build out” the northern communities that are home to many Indigenous peoples, and strengthen the links between Canada’s urban centres and more remote areas, further supporting the government’s vision of a more connected, more inclusive country.

The government will announce further details on the allocations for the new $2.0 billion investment to support rural and northern communities through Budget 2017.

Pathways to Strong Rural and Northern Communities

Investments in rural and northern infrastructure will help grow local economies, improve social inclusiveness and better safeguard the health and environment of rural communities. The government will work with provinces, territories, municipalities and Indigenous communities to establish indicators that track the outcomes of these investments, recognizing the unique needs of rural and northern communities.

Investing in the New Economy	25

Smart Cities Challenge

Canada’s cities are growing at a rapid rate, and now is the time to make smart infrastructure investments that will prepare urban communities for the challenges ahead.

To accelerate the planning and adoption of innovative urban infrastructure, the government proposes to launch a Smart Cities Challenge in 2017. Modelled on a similar competition in the U.S., cities across Canada would be invited to develop Smart Cities Plans together with local government, citizens, businesses and civil society.

Participants will create ambitious plans to improve the quality of life for urban residents, through better city planning and implementation of clean, digitally connected technology including greener buildings, smart roads and energy systems, and advanced digital connectivity for homes and businesses.

Further details will be announced in 2017.

Innovative Financing: The Canada Infrastructure Bank

Low interest rates mean that governments have a unique opportunity to significantly enhance their investments in infrastructure that will reap benefits for generations to come. At the same time, there is a great opportunity for the government to leverage its investments in infrastructure, by bringing in private capital to the table to multiply the level of investment.

Institutional investors, including Canadian investors, are looking to invest their capital in assets that provide stable, long-term and predictable returns, and there is no investment opportunity that fits this description better than infrastructure. Based on estimates developed for the Advisory Council on Economic Growth, public and private pension funds currently hold US$170 billion worth of infrastructure investment globally, and there is a potential to multiply this level of investment 10 to 14 times, with Canada well positioned to attract its fair share of this investment.

As part of a broader objective to attract investment in Canada, the government is striving to provide investment opportunities at home for these funds. It is a true win-win—delivering the solid returns that seniors need for a secure and dignified retirement, while building even more of the infrastructure the next generation of Canadians needs to succeed and prosper.

To attract and manage this new investment stream and help achieve the ambitious objectives for Investing in Canada, the government is proposing the creation of a Canada Infrastructure Bank that will work with provinces, territories and municipalities to further the reach of government funding directed to infrastructure. The Canada Infrastructure Bank, governments and investors will work together to identify a pipeline of potential projects and identify investment opportunities that provide the biggest economic, social and environmental returns. The Canada Infrastructure Bank will be a key component of Investing in Canada, concluding and executing complex infrastructure deals using a wide breadth of financial instruments at its disposal, including loans, loan guarantees and equity investments.

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The Canada Infrastructure Bank will be responsible for investing at least $35 billion on a cash basis from the federal government into large infrastructure projects that contribute to economic growth through direct investments, loans, loan guarantees and equity investments. Part of this amount—$15 billion—will be sourced from the announced funding for public transit, green infrastructure, social infrastructure, trade and transportation, and rural and northern communities. An additional $20 billion in capital will be available to the Canada Infrastructure Bank for investments which will result in the Bank holding assets—in the form of equity or debt. This $20 billion will therefore not result in a fiscal impact for the government.

The Canada Infrastructure Bank will be accountable to, and partner with, government, but will operate at greater arm’s length than a department—working with provincial, territorial, municipal, Indigenous and investment partners to transform the way infrastructure is planned, funded and delivered in Canada.

By levering the expertise and capital of the private sector, the Canada Infrastructure Bank will provide better results for middle class Canadians. Public dollars will go farther and be used strategically, maximizing opportunities to create the good, well-paying jobs needed to grow the middle class now, and strengthen Canada’s economy over the long term.

Vancouver’s Canada Line—Better Public Infrastructure Through Private Sector Partnerships

The Canada Line in Vancouver is a $1.9 billion, 19.5 kilometre rail rapid transit project connecting downtown Vancouver, central Broadway, Richmond and Vancouver International Airport. The line opened in 2009, and currently serves about 122,000 commuters every weekday.

The project was delivered through a 35-year design/build/finance/operate public-private partnership contract with the Greater Vancouver Transportation Authority and InTransitBC, a limited partnership formed by SNC-Lavalin, the British Columbia Investment Management Corporation and the Caisse de dépôt et placement du Québec.

During the construction period, InTransitBC was paid only after project milestones—such as substantial completion of the line—were achieved. As the operator, it is paid based on the achievement of performance targets related to train frequency, safety and cleanliness. InTransitBC is also assuming some measure of revenue risk for the project—payments will only be made when the system achieves ridership targets. The Greater Vancouver Transportation Authority retains ownership of the line.

Seven years after its opening, the Canada Line is delivering real results for citizens in Metro Vancouver, allowing them to get to and from work more quickly, and improving the liveability and sustainability of their communities.

By partnering with the private sector and ensuring payments are made based on performance, the project was expected to achieve around $92 million (net present value) in savings, compared to the cost of having the public sector develop and deliver the project alone.

Investing in the New Economy	27

Canada Infrastructure Bank

Mandate
The Canada Infrastructure Bank will make investments in revenue-generating infrastructure projects and plans that contribute to the long-term sustainability of infrastructure across the country. It will be mandated to work with project sponsors to:

• Structure, negotiate and deliver federal support for infrastructure projects with revenue-generating potential;

• Use innovative financial tools to invest in national and regional infrastructure projects and attract private sector capital to public infrastructure projects;

• Serve as a single point of contact for unsolicited proposals from the private sector; and

• Improve evidence-based decision making and advise governments on the design and negotiation of revenue-generating infrastructure projects.

Governance

The Canada Infrastructure Bank will hire the talent and expertise necessary to develop and execute project deals with private sector investors to deliver the best value for public resources.

The Canada Infrastructure Bank’s governance model will reflect its broad and ambitious mandate. The government will be responsible for setting the overall policy direction and high-level investment priorities for the Canada Infrastructure Bank, consistent with the commitments outlined in ministerial mandate letters.

The Canada Infrastructure Bank will play a complementary role in developing innovative infrastructure financing deals, resulting in more total infrastructure investment than would otherwise be the case.

Though arm’s length, the Canada Infrastructure Bank will be responsive and accountable to the government for the allocation of federal resources.

Financial Tools

The Canada Infrastructure Bank will be a key component of Investing in Canada, concluding and executing complex infrastructure deals using a wide breadth of financial instruments at its disposal, including:

• Direct investments;

• Repayable contributions;

• Debt (e.g., loans, loan guarantees), both unsubordinated and subordinated;

• Equity investments, both unsubordinated and subordinated; and

• A hybrid of the above.

The Canada Infrastructure Bank will be responsible for delivering at least $35 billion on a cash basis to large infrastructure projects that contribute to economic growth. The objective of the Canada Infrastructure Bank’s participation will be to structure its financial support in order to attract private sector capital and conclude project deals. The timing and design of federal support will seek to minimize the amount of government support required to make the project financially viable.

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Canada Infrastructure Bank

Innovative Infrastructure Deals That Deliver More Value for Canadians

The Canada Infrastructure Bank will have the flexibility to participate in complex infrastructure deals in new and innovative ways. This could include:

• Participating as a subordinated equity partner in a new large public transit project to encourage the transfer of revenue risk to the private sector investor;

• Facilitating an interprovincial clean energy grid project through the provision of a loan guarantee to lower risk and reduce financing costs for the proponent; and

• Providing low-cost loans to private sector investors to advance complex trade corridor projects.

By using innovative financing tools to leverage private sector capital, public infrastructure dollars can go farther and build more projects.

Investing in the New Economy	29

Table 2.1

Investing in Canada—Total Federal Government Spending in Infrastructure

(millions of dollars)

	2016	–	2017	–	2018	–	2019	–	2020	–	2021	–	2022	–	2023	–	2024	–	2025	–	2026	–	2027	–
	2017		2018		2019		2020		2021		2022		2023		2024		2025		2026		2027		2028		Total

Fall Economic Statement
Public Transit	0		300		1,100		1,100		1,500		1,800		2,200		2,500		2,800		4,000		4,000		4,000		25,300
Green Infrastructure	0		0		1,100		1,100		1,400		1,800		2,200		2,500		2,800		3,000		3,000		3,000		21,900
Social Infrastructure	0		0		1,100		1,100		1,400		1,800		2,200		2,500		2,800		3,000		3,000		3,000		21,900
Trade and Transportation	0		400		500		700		800		1,100		1,100		1,100		1,100		1,100		1,100		1,100		10,100
Rural and Northern Communities	0		0		200		200		200		200		200		200		200		200		200		200		2,000

Total—Fall Economic Statement	0		700		4,000		4,200		5,300		6,700		7,900		8,800		9,700		11,300		11,300		11,300		81,200

Canada Infrastructure Bank delivers at least $15 billion, on accrual basis, of funding above ($35 billion on cash basis)

Details on program architecture and specific allocations will be announced in Budget 2017

Budget 2016
Public Transit	852		1,696		852		0		0		0		0		0		0		0		0		0		3,400
Green Infrastructure	874		1,562		1,157		746		671		27		1		19		0		0		0		0		5,057
Social Infrastructure	1,653		1,679		53		36		20		0		0		0		0		0		0		0		3,441
Strategic Investments in Post-Secondary Institutions	500		1,250		250		0		0		0		0		0		0		0		0		0		2,000
Rural Broadband	6		81		253		108		52		0		0		0		0		0		0		0		500

Total—Budget 2016	3,885		6,268		2,565		890		743		27		1		19		0		0		0		0		14,398

Existing Infrastructure Programs
Infrastructure legacy programs	5,765		5,298		7,618		5,285		5,417		4,381		4,326		4,426		4,426		4,526		3,718		3,718		58,905
Social and Green Infrastructure (CMHC, INAC, Public Safety Canada, Health Canada, ESDC, PHAC, Canadian Heritage)[1]	3,384		3,370		3,323		2,898		2,800		2,720		2,580		2,450		2,321		2,219		2,123		1,996		32,186

Total—Existing Infrastructure Programs	9,149		8,668		10,941		8,183		8,217		7,101		6,906		6,876		6,747		6,745		5,841		5,714		91,090

Total New and Existing Infrastructure Programs	13,034		15,636		17,507		13,273		14,260		13,829		14,807		15,695		16,447		18,045		17,141		17,014		186,688

[1]	CMHC: Canada Mortgage and Housing Corporation; INAC: Indigenous and Northern Affairs Canada; ESDC: Employment and Social Development Canada; PHAC: Public Health Agency of Canada.

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Creating Jobs and Prosperity for the Middle Class

A plan for middle class progress is, at its core, a plan to create good, well-paying jobs. Such jobs are central to building a strong middle class, which in turn drives long-term economic growth.

We know one of the most transformative changes in Canada’s growth in the late 20th century was driven by women entering the workforce. In the 21st century, we must find new ways to create the diversity of jobs that reflect the diversity of Canadians.

For generations, trade and investment have helped to drive middle class prosperity, with jobs in export-intensive industries often paying 50 per cent higher wages than jobs in industries that are not export-intensive. Today, Canada faces increasingly fierce competition for both trade and global investment.

Now is the time to sharpen Canada’s competitive edge and seek new and innovative ways to attract investment and talent from around the world.

A great place to do business, Canada has a great deal to offer investors: enviable financial and economic stability, a well-skilled, diverse and well-educated workforce, an inviting business climate and access to large and growing markets.

Through several new initiatives, the government intends to secure greater investment in Canada, creating more jobs and greater prosperity for the middle class.

    Canada is a great place to do business.

•	Nearly two-thirds of the working-age population has a post-secondary education, the best among members of the Organisation for Economic Co-operation and Development

•	Best availability of skilled labour in the G20 (IMD World Competitiveness Center)

•	One of the soundest banking systems in the world (World Economic Forum)

•	Best place for doing business in the G20 (Forbes, Bloomberg)

•	Lowest total business tax costs in the G7, 48 per cent lower than in the U.S. (KPMG)

•	Lowest overall business costs in the G7, 15 per cent lower than in the U.S. (KPMG)

•	Free trade agreements with major world markets

Investing in the New Economy	31

Attracting Investment

Around the world, leading companies are looking for stable places to invest and grow their businesses. Smart countries are mobilizing to take advantage of the opportunities and jobs that go hand in hand with global investment. Canada cannot afford to be left behind.

To date, Canada’s efforts to attract global investment have been hampered by lack of coordination—the various federal, provincial and municipal promotion agencies, as well as the multiplicity of programs and rules, means we are missing too many investment opportunities.

To ensure that Canada makes the most of every opportunity to attract global investment and the jobs that come with it, the government is allocating $218 million over five years to create a new federal body, the Invest in Canada Hub, and to increase the number of trade commissioners focused on investment attraction in strategic markets.

The Invest in Canada Hub will employ a new, dedicated high-impact sales force to promote Canada, and to work with global companies to increase investment that will benefit Canada.

Under the leadership of a new Chief Executive Officer, the Invest in Canada Hub will be established by the end of 2017, and will work globally, in partnership with Global Affairs Canada, the Canadian Trade Commissioner Service, and Innovation, Science and Economic Development Canada, as well as with provincial and municipal investment attraction offices.

To ensure that Canada’s legislative framework supports investments that can create jobs and opportunities for middle class Canadians, the threshold for review under the Investment Canada Act will be raised to $1 billion in 2017, two years sooner than the planned date in 2019.

Before the end of 2016, the government will also publish guidelines under which investments are examined under national security provisions. This increased transparency will help investors better understand and navigate the review process, while ensuring the integrity of our national security processes is maintained.

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Global Skills Strategy

Canadian workers are among the most highly educated and highly skilled workers in the world. The goods they produce and the services they provide are respected the world over. That said, Canada needs to be able to access the skills and expertise of talented workers from around the world to enable Canadian firms to succeed in the global marketplace.

“Our future success is largely driven by attracting talented people from around the world. Our diversity not only brings its own economic and social rewards, but with Canada’s aging population, having a robust, effective, and efficient immigration system is critical to our long-term economic growth.”

Prime Minister Justin Trudeau

In too many cases, long processing times for work permits make it difficult for Canadian businesses to attract the talent they need to succeed. Whether it’s to bring in staff to help train Canadian workers or bring new, international experiences to Canadian companies, once here, these talented workers can drive innovation and help Canadian firms to grow and prosper—leading to more jobs for Canada’s middle class and a stronger economy for all.

To help attract global investment and global talent, the government proposes to launch a Global Skills Strategy that will set an ambitious two-week standard for processing visas and work permits for global talent.

This initiative will look to support:

•	High-growth Canadian companies that need to access global talent in order to facilitate and accelerate investments that create jobs and growth. This will include companies that can demonstrate labour market benefits, such as increasing investments, knowledge transfer and Canadian job creation; and

•	Global companies that are making large investments, relocating to Canada, establishing new production or expanding production, and creating new Canadian jobs.

In addition to the Global Skills Strategy, the government will introduce a new work permit exemption for short-duration work terms. The short-duration work permit exemption will apply for work terms of fewer than 30 days in a year—or for brief academic stays—and will be used to facilitate short-term, inter-company work exchanges, study exchanges, or the entrance of temporary expertise.

Investing in the New Economy	33

Delivering More Open and Transparent Government

Canadians expect government to be open, transparent, accountable and always focused on the people it is meant to serve. With this Fall Economic Statement, the government continues its efforts to make government activities and services more open and transparent. Four key initiatives will help to drive this change.

More Independence for the Parliamentary Budget Officer

Parliament needs access to information, resources and expertise so that it can best serve Canadians, more fully consider the financial and economic implications of the matters before it, and truly hold the government to account.

To enhance that access, the government will introduce new legislation to establish the Parliamentary Budget Officer as an independent Officer of Parliament, separate from the Library of Parliament. With these changes, the Parliamentary Budget Officer will serve Parliament with a renewed mandate to focus on costing and financial analysis of the federal government. Like other Officers of Parliament, the appointment will be based on merit and approved by Parliament, and the Parliamentary Budget Officer will only be removable for cause instead of serving at the pleasure of the sitting government.

As a servant of Parliament, the Parliamentary Budget Officer will report back to Parliament and Parliamentarians with research and analysis such as: costing requested by Parliamentarians; prescribed reports (for example, analysis of the federal budget or Estimates); and other research and analysis on costing and finances of the federal government.

The new legislation will also grant the Parliamentary Budget Officer greater access to relevant information held by departments and Crown corporations, balanced against necessary restrictions, such as protection of privacy, commercially sensitive information and issues of national security.

Finally, as exists in other jurisdictions, the Parliamentary Budget Officer’s mandate will include costing of platform proposals at the request of political parties to ensure Canadians have a credible non-partisan way to assess a party’s fiscal plans.

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More Independence for the Chief Statistician of Canada

Statistics play an essential role in modern society. Statistics Canada’s open information platform is a vital tool to understanding ourselves, our past and our future. Canadians rely on the integrity and accuracy of this data in order to properly manage government services, improve social outcomes and facilitate business growth.

To ensure that Canadians continue to benefit from high-quality statistics produced in accordance with internationally recognized methods and standards, the government will introduce legislative amendments to the Statistics Act to reinforce the independence of Statistics Canada.

Specifically, the amendments will:

•	Give the Chief Statistician of Canada decision-making authority on the procedures, methods and professional standards regarding content, timing and methods of statistical releases and publications;

•	Appoint the Chief Statistician of Canada to a fixed five-year renewable term based on merit, only removable for cause and not at the pleasure of the government;

•	Increase transparency around decisions and directives made by the government as they relate to Statistics Canada; and

•	Replace the National Statistics Council with a newly created Canadian Statistics Advisory Council to reinforce independence, relevance and transparency in the national statistical system.

While the independence of the Chief Statistician of Canada has long been a matter of convention, these amendments will entrench in law the Chief Statistician’s independence from the government of the day. This will protect the integrity of Statistics Canada and the valuable information it provides.

An End to Secrecy at the Board of Internal Economy

Consistent with its commitment to deliver more open and transparent government, the government will introduce measures to bring to an end the secrecy that surrounds the Board of Internal Economy, the body that makes decisions and provides direction on financial and administrative matters of the House of Commons.

The government intends to make the Board’s meetings open by default, and in all but exceptional cases involving sensitive or personal information, business of the Board of Internal Economy will be made public.

Investing in the New Economy	35

Greater Clarity on Government Spending

Parliament’s current system of financial accountability is confusing and provides insufficient information to Parliamentarians and Canadians.

Under the Parliamentary budget cycle, the government tables two primary sets of financial planning documents: the Estimates and the budget.

The Estimates provide information on a subset of planned spending for the current fiscal year, and support the annual appropriation bills through which Parliamentary approval of spending is sought. This is presented on a cash accounting basis.

The budget, in contrast, is the document through which the government details the entirety of its revenue and spending plans for the current and, typically, five future years. This is presented on an accrual accounting basis.

Unfortunately, both the timing of the two documents and the differing scope and accounting methods mean that the Estimates cannot be easily compared to the budget. These issues, combined with an insufficient focus in the Estimates on programs and results, make it difficult for Parliamentarians to fully hold government to account when asked to vote on government spending.

Parliamentarians have voiced these concerns in the past. Most recently, a 2012 report of the House of Commons Standing Committee on Government Operations and Estimates recommended key changes to the Estimates process to improve transparency and relevance to Parliamentarians, for example, by better connecting the budget and Estimates documents.

To help make the process of reviewing government spending more open, transparent and accountable, the government proposes to implement reforms to the Estimates process over the next several years.

Specifically, the government will:

•	Consult with Parliament to change the Standing Orders of the House of Commons, so that the tabling of the Main Estimates can take place on May 1st, rather than in early March; this will ensure that most budget initiatives can be included in the Main Estimates on which Parliamentarians will vote;

•	Present cash accounting and accrual accounting reconciliation tables, so that Parliamentarians and Canadians can better understand federal government spending;

•	Introduce several pilot projects aimed at delivering more “purpose-based” appropriations (at present, Parliamentarians vote on overall capital and operating budgets of federal departments; a shift to purpose-based appropriations will allow Parliamentarians to vote on particular purposes for proposed spending); and

•	Change the Estimates process so that federal departments can update Reports on Plans and Priorities and Departmental Performance Reports (these accountability reports will be changed to better reflect budget initiatives, ensure they are focused on results and delivery, and provide more transparent reports on spending).

36	Chapter 2

More Rigorous and Inclusive Analysis

To ensure that the government continues to deliver real and meaningful change for all Canadians, it will submit Budget 2017, and all future budgets, to more rigorous analysis by completing and publishing a gender-based analysis of budgetary measures.

Investing in the New Economy	37

Introduction

The global economy is undergoing a fundamental structural shift. Populations in advanced economies are aging, thereby reducing workforce growth. Some emerging economies, notably China, are undergoing transitions away from investment- and trade-intensive industrialization toward more moderate consumption-based growth. At the same time, the decision of the United Kingdom (U.K.) to leave the European Union (EU) and growing numbers of anti-trade measures among major economies point to an increasing trend toward protectionism globally. Finally, the global economy continues to be affected by the 2008–2009 financial crisis and its aftermath—namely the build-up of debt in some countries and the need for financial system repair in others. These factors are being increasingly reflected in slower growth in global trade and investment, persistently low commodity prices and slower global growth.

In this low global growth environment, middle class Canadians are concerned about getting ahead. In this context, there is an increasing role for meaningful and targeted investments through fiscal policy, both to provide support to Canadians in the short run and to expand the productive and competitive capacity of the economy over the longer run.

Economic and Fiscal Overview	39

This is why the government introduced policies beginning in late 2015 and in its first budget last March to support growth and create opportunities for middle class Canadians. This Fall Economic Statement further advances this plan through new investments in infrastructure and measures to attract global investment.

“What is happening in Canada should be used as a standard for what needs to be done in the fiscal space.”

Christine Lagarde
Managing Director
International Monetary Fund

“Too many friends of globalisation are retreating, mumbling about ‘responsible nationalism’. Only a handful of politicians—Justin Trudeau in Canada, Emmanuel Macron in France—are brave enough to stand up for openness.”

The Economist

This chapter provides an overview of recent major economic developments and presents the current fiscal situation and outlook.

Notes: This section incorporates data available up to and including October 25, 2016, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted.

40	Chapter 3

Global Economic Developments and Outlook

Global economic growth remains subdued. The global economy appears to have settled into a sustained lower growth track. Meanwhile, concerns about population aging, elevated levels of public and private debt, and political risks such as the ramifications of the vote by the U.K. to leave the EU continue to weigh on economic confidence, global trade and investment.

Slow Global Growth Continues

The International Monetary Fund (IMF) has yet again downgraded its near-term growth forecast, and now projects that the global economy will expand by 3.1 per cent in 2016, down from 3.2 per cent in 2015. A modest increase in economic activity in emerging economies is expected to be more than offset by a slowdown in advanced economies. In 2017, growth is projected to pick up, rising to 3.4 per cent, but to remain below the average rate of 5.1 per cent realized in the five years prior to the Great Recession (Chart 3.1).

Economic and Fiscal Overview	41

The slow pace of global growth is accompanied by unusually low growth rates of investment and world trade. Both investment and trade were key drivers of economic activity prior to the global financial crisis (Chart 3.2). However, over the past three years, growth in world trade has lagged that of global gross domestic product (GDP), reversing a 30-year trend. The World Trade Organization projects that the volume of world trade is expected to expand by only 1.6 per cent in 2016, the slowest rate since 2009.

Slow economic and investment growth in part reflects legacy issues from the global financial crisis and recession. High levels of public debt have led many countries to restrain public investment in order to reduce budget deficits, while elevated levels of corporate and household debt associated with unsustainably strong business and housing investment in some countries continue to weigh on lending. Low commodity prices since 2014 have also led to declines in oil and gas investment globally and to painful adjustments for commodity-exporting countries more generally.

Behind these recent developments, long-term forces are also at play. Population aging is constraining labour force growth, which, combined with a marked slowdown in productivity across many advanced economies, is weighing on the potential growth of the world economy.

42	Chapter 3

Emerging economies remain the main drivers of global growth, despite having slowed over the past five years (Chart 3.3). Between 2010 and 2015, growth in emerging economies slowed from 7.5 per cent to 4.0 per cent. In 2016, growth in economic activity in emerging countries is expected to edge up to 4.2 per cent as the contraction of economic activity in Russia and Brazil eases. At the same time, growth remains modest in most advanced economies, and is expected to fall to just 1.6 per cent in 2016 from 2.1 per cent last year. The slowdown in advanced economies in 2016 mainly reflects subdued growth in the first half of the year in the United States and an anticipated slowdown in Europe in the second half of the year. From 2018 onward, growth is expected to strengthen in emerging economies, lifting global growth.

Economic and Fiscal Overview	43

The United States is currently in one of its longest expansions since the Great Depression. Real GDP grew by a relatively healthy 2.6 per cent in 2015, up from 2.4 per cent in 2014. Household consumption remains solid, supported by a strong labour market, although exports and investment have been impacted by the higher U.S. dollar, low oil prices and weaker global demand (Chart 3.4).

Indeed, there was a loss of momentum in the first half of 2016 due to the ongoing drag from investment and a relatively high level of business inventories throughout the economy which, in the place of new production, have been drawn down to furnish demand. As a result, the U.S. growth outlook in the survey of private sector economists conducted by the Department of Finance Canada in September 2016 has been reduced to 1.6 per cent for 2016 as a whole, compared to 2.3 per cent expected at the time of Budget 2016 in March. As the drag from the drawdown of inventories fades and business investment picks up, growth is expected to improve to 2.2 per cent in 2017.

At its September 2016 meeting, the Federal Reserve noted the ongoing strengthening in the U.S. labour market and indicated that the case for an increase in the federal funds rate, while remaining data-dependent, has increased. Most private sector economists expect the Federal Reserve to raise interest rates at its December 2016 meeting. As this increase reflects the strengthening of the U.S. economy, this bodes well for its major trading partners, and Canada in particular.

44	Chapter 3

Private sector economists have downgraded their growth forecasts for the U.S. economy, following the weak first half of 2016. Nevertheless, the U.S. economy is estimated to be operating close to its potential, as evidenced by the strong state of the U.S. labour market. This suggests there is limited room for the U.S. economy to grow significantly faster than its trend growth of around 2 per cent per year. Structural factors such as an aging population and low productivity growth are expected to continue to weigh on potential U.S. growth over the coming years.

Real GDP in the euro area increased by 2.0 per cent in 2015, up from 1.1 per cent in 2014, and has now expanded for 13 consecutive quarters. However, growth continues to be uneven among member countries, and overall is expected to remain modest. Growth in the euro area is being hampered by high unemployment and elevated levels of public and private debt. The IMF expects euro area economic growth to ease from 2.0 per cent in 2015 to 1.7 per cent in 2016 and 1.5 per cent in 2017. In spite of ongoing growth, risks remain elevated for the region. Fragile banking sectors in certain countries, burdened by high levels of non-performing loans, are vulnerable to economic and financial shocks. At the same time, there is greater uncertainty related to potential spillovers from the U.K. vote to exit the EU (i.e., Brexit) as well as the rise of populist and anti-globalization sentiment in EU countries.

Overall, looking forward, the IMF projects that real GDP growth in G7 countries will average 1.4 per cent per year over the next five years. Canada is expected to be among the fastest growing economies (Chart 3.5), driven in part by the measures put forward by the government since late 2015, including the middle class tax cut, the introduction of the Canada Child Benefit and investment in infrastructure.

Economic and Fiscal Overview	45

Markets Are Adapting to Lower Growth Expectations and Unprecedented Monetary Policy

In the context of slow global growth, financial markets remain volatile as investors search for yield. Some investor appetite for risk has returned following the elevated global market turbulence earlier this year that was associated with declines in China’s equity markets. As well, after initially responding negatively to the Brexit vote of June 23, financial markets rebounded and have since generally been more stable. This has left most major stock market indices at higher levels than at the time of both the March budget and the June Brexit referendum (Chart 3.6).

Combined with expectations of a longer period of accommodative monetary policy conditions, particularly in the euro area and Japan, interest rates have been pushed down further since Budget 2016. Indeed, the Organisation for Economic Co-operation and Development (OECD) estimates that more than 35 per cent of OECD-wide government debt is trading at negative yields. As a result, the average real 10-year government bond rate in major advanced economies is now negative, while equity markets have realized all-time highs.

46	Chapter 3

Commodity Prices Are Expected to Remain Low

After declining to exceptionally low levels earlier this year, crude oil prices have since regained some ground, but remain at less than half the levels prevailing in mid-2014. The modest increase in prices since early 2016 largely reflected supply disruptions in some regions, including shutdowns due to the Fort McMurray wildfire.

These factors, however, were largely temporary and underlying concerns over excess supply remain, reflecting elevated production from the Organization of the Petroleum Exporting Countries (OPEC), in spite of a recent agreement to curtail output modestly. Further, the number of U.S. oil rigs has recently edged up, despite a still-elevated level of production and inventories at historically high levels. Price expectations are further dampened by weak global demand conditions, particularly in emerging economies, which are expected to be the major driver behind future oil demand growth. Current futures prices suggest West Texas Intermediate (WTI) crude oil prices will remain below US$60 per barrel over the medium term (Chart 3.7).

Weak global demand has also weighed on some non-energy commodities. Base metal prices, although up modestly from early this year, remain far below levels seen several years ago. This largely reflects slowing demand from China which has accompanied that country’s transition away from commodity-intensive non-residential business investment. Other non-energy commodity prices have remained relatively flat since early this year, with modest gains in forestry product prices, reflecting improving U.S. housing market conditions, largely offset by declines in agricultural prices, mainly due to increased supply.

Economic and Fiscal Overview	47

Canada’s Economic Situation

The Canadian economy continues to adjust to lower oil prices and a soft global economic backdrop. Non-oil related sectors of the economy have been broadly resilient and household consumption has held steady. Meanwhile, investment and exports have yet to gain traction, reflecting in part the fragile and uncertain global economic environment and recent weaker U.S. demand.

Looking forward, several factors are supporting growth in Canada. Crude oil prices have risen modestly from their lows of early this year, and further support for prices will emerge as global oil markets move closer to being balanced. The global economy, while still uncertain, has stabilized to some extent with sustained growth in the euro area and indications that U.S. economic growth will pick up following a recent soft patch in the first half of 2016. Further, monetary policy remains highly accommodative, both in Canada and elsewhere, which will continue to support growth.

However, although broad aggregate indicators point to firming growth ahead, it is clear that uncertainty over the global economic situation is weighing on many Canadians.

48	Chapter 3

In this context, this government is committed to providing support to middle class Canadians and expanding the productive and competitive capacity of the economy to improve Canada’s long-term growth prospects. Important investments to strengthen Canada’s economy are just starting to take hold. In particular, Canadians have been benefiting from the middle class tax cut since January 2016 and from the Canada Child Benefit since July 2016. These measures are now supporting growth. Further, the implementation of the first phase of the government’s transformational infrastructure program is underway, which will provide a boost to economic activity in the short term. More importantly, this long-term infrastructure plan will provide historic, unprecedented levels of funding in support of projects across the country to support durable and inclusive economic growth.

The Canadian Economy Remains Resilient

The decline in crude oil and other commodity prices over the past two years has had a profound effect on the Canadian economy. Relative to expectations at the time of the 2015 budget, the level of nominal GDP—which represents the sum of all incomes economy-wide—is now $87 billion lower. This represents a cumulative loss of $112 billion in national income over the last two years, or $6,200 for every working Canadian (Chart 3.8).

Economic and Fiscal Overview	49

Real GDP growth has been modest, on average, since early 2015 (Chart 3.9). This stems mainly from lower oil-related activity, which has contracted by an average annual pace of 8.4 per cent per quarter over the period. The decline in oil-related output has largely been due to lower business investment in the sector, which has fallen by nearly 50 per cent since mid-2014. Outside the oil sector, the Canadian economy has remained resilient, growing at an average pace of 1.8 per cent per quarter since early 2015.

The labour market has also remained relatively firm, as total employment in Canada has risen by almost 240,000 since October 2014. This reflects gains outside the oil-producing regions, where employment has increased by nearly 275,000 over this period. Employment in the oil-producing regions has fallen by more than 35,000 since October 2014, with over 70 per cent of this decline occurring in Alberta.

50	Chapter 3

Gains in the Canadian labour market have underpinned average growth in real household consumption of about 2 per cent per quarter since mid-2014, broadly in line with household income growth. While household debt has continued to climb relative to income, this largely reflects households borrowing to acquire long-term assets—particularly housing—which represent roughly 40 per cent of total household assets, on average. As a result, household leverage, as measured by the ratio of household debt to assets, has remained stable at around 17 per cent since the end of 2014 (Chart 3.10).

While low interest rates have allowed Canadians to pay down their mortgages and make other purchases, there is a risk that elevated household debt may constrain future household spending on goods and services, particularly if interest rates rise as expected.

Economic and Fiscal Overview	51

Business investment declined only modestly in the second quarter of 2016, compared to the double-digit declines in 2015, and is likely to return to positive growth going forward (Chart 3.11). This is primarily due to oil and gas investment, where the pace of contraction has slowed in recent quarters and the decline is expected to have run its course by 2017.

The sizeable depreciation of the Canadian dollar over the past two years is providing a boost to Canadian exporters. Indeed, non-energy subsectors whose exports are more sensitive to the exchange rate have been doing better, with the volume of goods exports in these subsectors increasing by over 6 per cent since mid-2014 (Chart 3.12). However, overall, Canadian non-energy goods export growth has been disappointing, slowing from 5.3 per cent in 2014 to 3.4 per cent in 2015, and contracting by 0.1 per cent so far in 2016.

52	Chapter 3

Part of the reason for the under-performance of Canadian exports is that the lower value of the bilateral Canada-U.S. exchange rate overstates the true level of competitiveness gains realized by Canadian exporters. This is because the currencies of many of our competitors have also depreciated against the U.S. dollar. For example, the Mexican peso has fallen by 32 per cent and the euro by 17 per cent since mid-2014, compared to 17 per cent for the Canadian dollar. As a result, Canadian exporters have not made any significant gains in market share, particularly in the U.S., where competition for market share remains very strong.

The recent weak performance of Canada’s exports also reflects softer U.S. demand over the last few quarters, following more solid U.S. demand growth over 2014 and 2015. Moreover, global demand for U.S. exports has also fallen off, reflecting the stronger U.S. dollar. Because of the high level of integration of the U.S. and Canadian economies, this has reduced the demand for Canadian exports used as intermediate inputs in the production of U.S. exports. That being said, U.S. demand is expected to pick up going forward and continue to grow at a solid pace for several years, which will support Canadian exporters.

Economic and Fiscal Overview	53

Canadian Economic Outlook—Private

Sector Forecasts

Budget 2016 identified a number of risks to the Canadian economic outlook. Several of these risks have materialized. These include: ongoing disappointing growth in the U.S. and the associated negative impacts on Canadian exports; lags in the response of Canadian exports to the lower level of the dollar, related to the ongoing challenges of the adjustments to lower oil prices; and the dampening effects of these developments on domestic business investment. Other risks have also emerged, including those related to the U.K. vote to leave the EU.

Reflecting these developments, private sector forecasters have again, on average, revised down their outlook for real GDP growth in Canada in this Fall Economic Statement (details of the full private sector economic outlook are presented in Annex 1). The downgrade in the September 2016 survey of private sector economists reflects the realization in the baseline economic outlook of low and variable growth as being the new norm. The result is that relative to the Budget 2016 projections, the level of nominal GDP (the broadest measure of the tax base) has been revised down by $10 billion in 2016, with this gap rising to $40 billion by 2020 (Chart 3.13).

In other words, if the economic situation does not improve, by the end of the projection period, the $40 billion adjustment for risk introduced in the last budget will be absorbed by the lower economic outlook. In that context, the government’s decision to include a $40 billion forecast adjustment in Budget 2016 was prudent and appropriate.

54	Chapter 3

Impact of Economic Developments on the Fiscal Outlook

The downward revision to the economic outlook by private sector forecasters has resulted in a corresponding downward revision to the government’s fiscal outlook (Table 3.1). In total, the impact of economic and fiscal developments since Budget 2016 has lowered the outlook for the budgetary balance by $1.3 billion in 2016–17, $3.9 billion in 2017–18 and over $6.4 billion in each of the following three years. As a result, the value of the Budget 2016 forecast adjustment (of $6.0 billion per year) has been fully absorbed over the projection horizon.

A more detailed summary of changes to the fiscal outlook since Budget 2016 is provided in Annex 1.

Table 3.1

Summary of Economic and Fiscal Developments Since Budget 2016

billions of dollars

		Projection
	2015–	2016–	2017–	2018–	2019–	2020–	2021–
	2016	2017	2018	2019	2020	2021	2022

Budget 2016 budgetary balance	-5.4	-29.4	-29.0	-22.8	-17.7	-14.3	n/a
Economic and fiscal developments since Budget 2016	4.5	-1.3	-3.9	-6.7	-6.4	-6.6
Forecast adjustment from Budget 2016		6.0	6.0	6.0	6.0	6.0
Total economic and fiscal developments	4.5	4.7	2.1	-0.7	-0.4	-0.6

Revised budgetary balance (without forecast adjustment)
before policy actions and fiscal investments	-1.0	-24.7	-26.9	-23.5	-18.2	-14.9	-11.7

 Note: Totals may not add due to rounding.

Economic and Fiscal Overview	55

New Investments to Grow the Middle Class

Building on actions taken in late 2015 and in Budget 2016, the government has implemented a number of additional actions to grow the middle class and strengthen the economy.

Actions since Budget 2016 have included an historic agreement to strengthen the Canada Pension Plan to help Canadians achieve their goal of a safe, secure and dignified retirement; the indexation of the Canada Child Benefit, starting in 2020, which will help to ensure that Canadian families continue to receive the help they need to deal with the high cost of raising children; and an expansion of the number of immigrants coming into Canada with high human capital that would create jobs in Canada’s knowledge economy.

The direct cost of these and other actions taken since Budget 2016 are shown in Table 3.2. A more detailed summary of policy actions since Budget 2016 is provided in Annex 1.

Table 3.2

Summary of Changes to the Fiscal Outlook Since Budget 2016

billions of dollars

			Projection
	2015	–	2016	–	2017	–	2018	–	2019	–	2020	–	2021	–
	2016		2017		2018		2019		2020		2021		2022

Revised budgetary balance (without forecast adjustment) before policy actions and fiscal investments	-1.0		-24.7		-26.9		-23.5		-18.2		-14.9		-11.7

Policy actions since Budget 2016[1]
Canada Pension Plan enhancement							-0.1		-0.5		-0.7		-1.0
Indexation of the Canada Child Benefit											-0.5		-1.2
Immigration Levels Plan			0.0		-0.2		-0.2		-0.2		-0.2		-0.3
Other[2]			-0.6		-0.6		-0.6		-0.2		-0.3		-0.3
Total			-0.6		-0.8		-0.9		-0.9		-1.7		-2.7
Fiscal investments included in this Fall Economic Statement[1]
Investing in Canada Infrastructure Plan			0.0		-0.7		-4.0		-4.2		-5.3		-6.7
Less funds existing in the fiscal framework/ sourced from departmental resources			0.2		0.6		2.5		4.0		5.2		6.6
Net fiscal impact			0.2		-0.1		-1.5		-0.2		-0.1		-0.1
Attracting Investment and Global Skills Strategy			0.0		0.0		0.0		-0.1		-0.1		-0.1
Total			0.2		-0.1		-1.5		-0.2		-0.2		-0.2
Final budgetary balance	-1.0		-25.1		-27.8		-25.9		-19.3		-16.8		-14.6
Budgetary balance (per cent of GDP)	0.0		-1.2		-1.3		-1.2		-0.8		-0.7		-0.6
Federal debt (per cent of GDP)	31.1		31.8		31.8		31.9		31.5		31.0		30.4

 Note: Totals may not add due to rounding.

[1]	A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).
[2]	Annex 1 provides a detailed list of policy actions taken since Budget 2016.

56	Chapter 3

In addition, as outlined in Chapter 2, the government is announcing planned investments of almost $2.0 billion over six years in this Fall Economic Statement to improve the quality of life for middle class Canadians and strengthen the economy. These investments include:

•	An additional $1.7 billion investment in the government’s long-term infrastructure plan beyond provisions made in anticipation of government decisions on that plan; and

•	A $271.3 million investment to attract global investment into Canada and to expand the talent-friendly immigration system.

Status of Implementation of New Measures in Budget 2016

The total value of new measures announced in Budget 2016, along with the middle class tax cut announced in December 2015, was projected to be $11.6 billion in 2016–17. These measures were expected to boost real economic activity by 0.5 per cent in the first year of implementation, compared to what would have been the case without these measures.

The government is on track in its implementation of Budget 2016 measures. Indeed, all major measures for modest- and low-income households, totaling $5.6 billion in value in 2016–17, have already been implemented. In particular, in July:

• The first payments under the new Canada Child Benefit were mailed out;

• Seniors began receiving their Guaranteed Income Supplement top-up benefit; and

• Employment Insurance (EI) recipients began accessing additional EI benefits.

In addition, the middle class tax cut, which is estimated to cost $1.3 billion in 2016–17, has been in effect since January 1, 2016, along with many other Budget 2016 proposals that provide tax relief (such as restoring the Labour-Sponsored Venture Capital Corporations Tax Credit and introducing the Teacher and Early Childhood Educator School Supply Tax Credit).

Finally, the government’s significant investments in housing and infrastructure, as well as to support Indigenous persons, veterans, youth, science and research, and business growth and innovation, continue to roll out as expected.

Overall, while some program implementation delays can naturally be expected, the anticipated boost to real economic activity in the first year of Budget 2016 implementation remains broadly in line with expectations at the time of the budget.

Economic and Fiscal Overview	57

Upside and Downside Risks to the Economic and Fiscal Outlook

On October 13, 2016, the Minister of Finance met with private sector economists to discuss the economic situation and outlook. As detailed above, some of the risks identified at the time of Budget 2016 have materialized. The average outlook in the September 2016 survey has been revised downward accordingly. In this context, the economists noted that risks to the September 2016 average private sector outlook are now more balanced than at the time of Budget 2016.

Nonetheless, there are still a number of downside risks and uncertainties surrounding the global and Canadian economic outlook. These include the uneven path of economic rebalancing in China, the poor condition of many credit institutions in Europe, and future negotiations over the relationship between the U.K. and the EU. However, on other issues there will be more clarity over the coming weeks, including the outcome of the November 8 U.S. election and further information on any U.S. Federal Reserve move on U.S. interest rates (markets are currently pricing in a 72 per cent chance of a rate hike at the December 13-14 Federal Open Market Committee meeting) and the global financial market reaction to this.

Moreover, there are some upside risks to the economic outlook. Global oil prices could be higher than currently projected, as global markets move closer to balancing and the impacts of the significant worldwide cuts to oil-related investment continue to affect production. The U.S. economy may also surprise on the upside, given the Federal Reserve’s still highly accommodative monetary policy stance, a more supportive fiscal policy stance at both the state and federal levels, and solid job gains, which may be inducing discouraged workers back into the labour force, thus boosting growth potential.

Taking these factors into account, and based on upcoming economic data releases (including GDP data for the third quarter of 2016), the government will continue to evaluate risks between now and the time of Budget 2017 to determine the appropriate level of the adjustment for risk to be used in the Budget 2017 planning assumptions.

Impact of Alternative Growth Scenarios

The fiscal projections presented in this Fall Economic Statement are based on an average of the September private sector economic outlook survey. Based on the current consensus view, the federal debt-to-GDP ratio will fall to 31.0 per cent by 2020–21. However, economists surveyed offered a wide range of views regarding future economic growth and, therefore, the path of nominal GDP (the broadest measure of the tax base). Changes in economic growth assumptions can also have large impacts on the budgetary balance and debt-to-GDP profile over an extended projection horizon (Charts 3.14 and 3.15).

58	Chapter 3

For example, if the government based current fiscal projections on the average of the upper four individual forecasts (or top four) for nominal GDP growth—which is equivalent to nominal GDP growth being 0.5 percentage points per year higher, on average, than in the full September survey—the budgetary balance would improve by $6.1 billion per year on average (Chart 3.14), and result in a federal debt-to-GDP ratio that would be well below its 2015–16 level (Chart 3.15). Conversely, basing fiscal projections on the average of the lower four individual forecasts (or bottom four) for nominal GDP growth—which is equivalent to nominal GDP growth being 0.5 percentage points per year lower, on average, than in the full September survey—the budgetary balance would worsen by $6.2 billion per year on average, and the federal debt-to-GDP ratio would be 2 percentage points of GDP higher.

Economic and Fiscal Overview	59

60	Chapter 3

Revitalizing the Economy With Investments to Grow the Middle Class

The government understands that smart investments in the economy are necessary to create the conditions required for a good standard of living, a secure retirement and better prospects for future generations. The government’s plan fosters an economy that works for the middle class and those working hard to join it by investing in Canada and its people, increasing our competitiveness, improving tax fairness and remaining committed to fiscal sustainability.

Building on previously announced investments to strengthen the economy and grow the middle class, the government is taking further steps on a course for fairer, more inclusive growth in this Fall Economic Statement. The investments in this Fall Economic Statement reflect the need to invest to spur long-term growth.

In this regard, the government will consider future investments in Budget 2017 in the things Canada’s economy needs to prosper over the long term, as well as investments to set the stage for stronger economic growth that will well position Canada in the new economy. These areas include:

•	Jobs: The government will put into action a plan to create opportunities and develop skills for people in Canada who currently are not able to fully participate in the labour market, including Indigenous peoples, new immigrants and low-income workers.

•	Innovation: To create good, middle class jobs and improve the quality of life of Canadians, the government commits to investments that will help businesses and entrepreneurs become more innovative, competitive and successful.

•	Environment: The government remains committed to working with its partners to invest in a cleaner energy future for all Canadians, without the need to choose between a strong economy and a healthy environment.

Looking to Canada’s future, the government will continue to act proactively to implement policies and make the much-needed investments required to position Canada for strong, inclusive and sustainable growth, while remaining fiscally responsible and maintaining Canada’s low debt advantage.

Economic and Fiscal Overview	61

Economic Projections—

Average Private Sector Forecasts

The average of private sector forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the government’s fiscal forecast. This practice has been supported by international organizations such as the International Monetary Fund.

The Department of Finance Canada regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in September 2016.

The September 2016 survey includes the views of 14 private sector economists:

•	BMO Capital Markets,

•	Caisse de dépôt et placement du Québec,

•	Canadian Federation of Independent Business,

•	CIBC World Markets,

•	The Conference Board of Canada,

•	Desjardins,

•	IHS Global Insight,

•	Industrial Alliance Insurance and Financial Services Inc.,

•	Laurentian Bank Securities,

•	National Bank Financial Markets,

•	Royal Bank of Canada,

•	Scotiabank,

•	TD Bank Financial Group, and

•	the University of Toronto (Policy and Economic Analysis Program).

Details of Economic and Fiscal Projections	63

Since the release of Budget 2016, the average private sector outlook has been revised down. For 2016 as a whole, private sector economists now expect real gross domestic product (GDP) growth of 1.2 per cent, lower than the 1.4 per cent forecast in Budget 2016 (this masks considerable unevenness in the quarterly pattern of growth, in particular the 1.6 per cent contraction in output in the second quarter—related to the Fort McMurray wildfires—and an expected 3.4 per cent rebound in output in the third quarter, as these effects unwind). Furthermore, real GDP growth in 2017 and beyond is, on average, 0.2 percentage points lower than expected in Budget 2016 (Table A1.1).

Private sector economists assume West Texas Intermediate (WTI) crude oil prices will rise slightly more gradually than in Budget 2016, reaching US$60 per barrel in 2020, compared to US$63 per barrel in Budget 2016.

The outlook for GDP inflation (the broadest measure of economy-wide price inflation) for 2016 in the September survey is 0.3 percentage points lower than expected in Budget 2016. It is also revised down by 0.1 percentage points on average in the remaining years of the forecast horizon, reflecting slightly lower Consumer Price Index inflation and crude oil prices.

As a result of these developments, nominal GDP growth in the September survey of private sector economists is expected to be 1.8 per cent in 2016 (compared with expectations of 2.3 per cent in Budget 2016), and about 4.0 per cent on average over the following years, 0.3 percentage points lower than Budget 2016.

Also, economists have again revised down their expectations for both short- and long-term interest rates over the medium term relative to Budget 2016 (on average by 50 basis points for short-term rates and 80 basis points for long-term rates), reflecting weaker-than-expected economic developments. This downward revision to long-term rates has significant impacts on the valuation of the government’s pension and benefits liabilities, which are, in part, discounted using the Government of Canada long-term bond rate, as well as interest charges on the government’s debt.

Finally, consistent with the weak economic results in the United States in the first half of the year, private sector economists expect a modest increase of 1.6 per cent in U.S. real GDP in 2016 as a whole, 0.7 percentage points lower than the Budget 2016 forecast. U.S. real GDP growth is projected to pick up to around 2.0 per cent over the remainder of the forecast horizon, again noticeably lower than the Budget 2016 average forecast for that period (2.3 per cent).

64	Annex 1

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

							2016–
	2016	2017	2018	2019	2020	2021	2020

Real GDP growth

Budget 2016[1]	1.4	2.2	2.2	2.0	1.9	–	1.9

2016 Fall Economic Statement	1.2	2.0	1.8	1.8	1.8	1.9	1.7

GDP inflation

Budget 2016[1]	0.9	2.4	2.1	2.1	2.1	–	1.9

2016 Fall Economic Statement	0.6	2.2	1.8	2.1	2.0	2.1	1.8

Nominal GDP growth

Budget 2016[1]	2.3	4.6	4.3	4.2	4.1		3.9

2016 Fall Economic Statement	1.8	4.3	3.7	4.0	3.9	4.0	3.5

Nominal GDP level (billions of dollars)

Budget 2016[1]	2,029	2,122	2,213	2,305	2,399	–

2016 Fall Economic Statement	2,019	2,106	2,183	2,271	2,359	2,454

Difference between Budget 2016 and 2016 Fall Economic Statement	-10	-16	-30	-35	-40	–	-26

3-month treasury bill rate

Budget 2016	0.5	0.7	1.6	2.4	2.7	–	1.6

2016 Fall Economic Statement	0.5	0.6	1.0	1.6	1.9	2.4	1.1

10-year government bond rate

Budget 2016	1.6	2.3	3.0	3.4	3.6	–	2.8

2016 Fall Economic Statement	1.2	1.6	2.1	2.5	2.8	3.3	2.0

Exchange rate (US cents/C$)

Budget 2016	72.1	75.9	79.1	81.5	83.1	–	78.3

2016 Fall Economic Statement	75.8	77.6	79.5	80.2	81.7	83.2	79.0

Unemployment rate

Budget 2016	7.1	6.9	6.5	6.4	6.3	–	6.6

2016 Fall Economic Statement	7.0	6.9	6.8	6.7	6.5	6.2	6.8

Consumer Price Index inflation

Budget 2016	1.6	2.0	2.0	2.0	2.0	–	1.9

2016 Fall Economic Statement	1.6	2.1	1.9	2.0	1.9	2.0	1.9

U.S. real GDP growth

Budget 2016	2.3	2.4	2.4	2.2	2.1	–	2.3

2016 Fall Economic Statement	1.6	2.2	2.0	2.0	2.0	2.1	1.9

WTI crude oil price ($US per barrel)

Budget 2016	40	52	59	63	63	–	56

2016 Fall Economic Statement	44	54	57	59	60	65	55
[1]	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: For Budget 2016, Department of Finance Canada February 2016 survey of private sector economists; for the 2016 Fall Economic Statement, Department of Finance Canada September 2016 survey of private sector economists; Statistics Canada.

Details of Economic and Fiscal Projections	65

Fiscal Projections

The remainder of this annex reviews the major economic and fiscal developments since Budget 2016 and updates the government’s fiscal projections for the 2016–17 to 2021–22 period.

Changes in the fiscal outlook since Budget 2016 are shown in Table A1.2.

Table A1.2

Economic and Fiscal Developments Since Budget 2016

billions of dollars

		Projection
	2015–	2016–	2017–	2018–	2019–	2020–	2021–
	2016	2017	2018	2019	2020	2021	2022

Budget 2016 budgetary balance[1,2]	-5.4	-29.4	-29.0	-22.8	-17.7	-14.3	n/a
Forecast adjustment from Budget 2016		6.0	6.0	6.0	6.0	6.0
Budget 2016 budgetary balance (without forecast adjustment)	-5.4	-23.4	-23.0	-16.8	-11.7	-8.3
Developments since Budget 2016 (including policy actions and fiscal investments)	4.5	-1.7	-4.8	-9.2	-7.6	-8.5

Final budgetary balance	-1.0	-25.1	-27.8	-25.9	-19.3	-16.8	-14.6

Economic and fiscal developments by component:
Budgetary revenues
Income taxes	5.0	-0.8	-2.7	-4.5	-4.8	-6.2
Excise taxes/duties	0.0	-0.5	-0.6	-1.1	-1.4	-1.6
Employment Insurance premiums	0.1	-0.1	0.2	0.3	0.2	0.2
Other revenues	-0.9	-1.2	-1.6	-2.8	-3.2	-3.2
Total	4.2	-2.6	-4.7	-8.1	-9.2	-10.9
Program expenses
Major transfers to persons	0.2	0.2	-0.4	-0.8	-1.2	-1.6
Major transfers to other levels of government	0.0	0.2	0.1	0.3	0.5	0.6
Direct program expenses	-0.1	-0.2	-1.6	-4.1	-2.3	-1.8
Total	0.1	0.1	-1.9	-4.6	-3.0	-2.8
Public debt charges	0.1	0.8	1.9	3.5	4.6	5.2

Total economic and fiscal developments	4.5	-1.7	-4.8	-9.2	-7.6	-8.5

Note: Totals may not add due to rounding.

[1]	Budgetary balance includes forecast adjustment.
[2]	A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

66	Annex 1

Impact of Economic and Fiscal Developments

Relative to Budget 2016, projected budgetary revenues are lower over the forecast horizon, as the carry-forward of better-than-expected results in 2015–16 is more than offset by the lower projections for nominal GDP and lower projected interest rates, which negatively impact the expected rate of return on interest-bearing assets, recorded as part of other revenues.

Income tax revenue is projected to be lower than in Budget 2016 due to weaker economic growth (lower wages and salaries and corporate profits) negatively affecting both personal income tax (PIT) and corporate income tax revenues. The better-than-expected outcome for income tax revenue in 2015–16 was in large part due to the tax planning behaviour of individuals to recognize income in the 2015 tax year before the new 33 per cent tax rate came into effect in 2016. This reduces the outlook for PIT revenues in 2016–17 and future years.

Sales and excise taxes are lower largely as a result of the weaker outlook for nominal GDP.

Employment Insurance (EI) premium revenues are higher over the forecast horizon due to higher projected EI benefits, which lead to an increase in the projected seven-year break-even rate from $1.61 to $1.66 per $100 of insurable earnings relative to Budget 2016. Of note, the increase in EI premium revenues has no net impact on the budgetary balance over time, as it is offset by higher projected EI benefit expenses resulting from the weaker economic outlook.

Other revenues, such as those resulting from loans and investments, interest and penalties, enterprise Crown corporations’ profits and assets held in the Exchange Fund Account, are lower in all years of the forecast horizon largely as a result of the downward revisions to projected interest rates.

With respect to expenses, major transfers to persons are projected to be lower in 2016–17 than projected in Budget 2016 as a result of the carry-forward of better-than-expected 2015–16 results. Major transfers to persons are projected to be higher over the remainder of the forecast horizon as the weaker economic outlook leads to projected increases in EI and Old Age Security benefits and the Canada Child Benefit (CCB). In addition, the decision to index the CCB to inflation beginning in 2020 raises the benefit relative to the budget projection starting in 2020–21.

Major transfers to other levels of government are broadly unchanged in the near term, but are lower than Budget 2016 projections in the later years of the forecast due to the weaker outlook for nominal GDP growth, to which the Canada Health Transfer and Equalization are pegged.

Compared to Budget 2016, direct program expenses are projected to remain largely unchanged in 2016–17 but are projected to be higher over the remainder of the forecast horizon. This is largely as a result of higher projected expenses associated with employee future benefits, which are sensitive to changes in projected interest rates, as well as measures announced since Budget 2016, including those announced in this Fall Economic Statement. The impact of changing interest rates on employee future benefits is discussed in greater detail in the box below.

Public debt charges are expected to be lower than projected in Budget 2016 due largely to lower projected interest rates.

Details of Economic and Fiscal Projections	67

Accounting for Pension and Other Future Benefits and Their Interaction With Interest Rates

The government’s accumulated obligations for public sector pensions and other employee and veteran future benefits, as well as the cost of benefits earned by employees during the year, are accounted for based on their estimated present, or discounted, value.

The government’s funded pension benefits relate mainly to benefits earned post-March 31, 2000 (the time at which the government began funding certain plans on a forward basis) under its three main pension plans—the public service, Canadian Forces–Regular Force, and Royal Canadian Mounted Police pension plans. The discount rate for these funded pension benefits is based on the expected rates of return on invested funds. For unfunded benefits earned up to March 31, 2000 under the three plans, the discount rate is based on a weighted average of long-term Government of Canada bond rates. For the government’s other future benefit plans, including veterans benefits, health and dental care benefits for retired employees, sick leave, severance and workers’ compensation, the discount rate reflects the expected long-term Government of Canada bond rate. A decrease in discount rates results in a higher present value of the government’s obligations for pension and other future benefits, while an increase results in a lower present value. Projected discount rates used by the government are based on interest rates provided by the survey of private sector forecasters, which have been revised down since the March 2016 budget. As a result, the government’s pension and other future benefit obligations have risen, increasing pension and other future benefit costs included in projected program expenses.

At the same time, the decrease in discount rates has also resulted in a decrease in expected interest charges on the obligations, which is included in the forecast for public debt charges. This reflects the fact that interest is accrued on these obligations each year based on the applicable, and now lower, discount rate to reflect the passage of time as the liabilities are one year closer to settlement.

The impact of the decrease in discount rates on program expenses is larger than the impact on public debt charges over the forecast horizon. This is largely because the increase in the value of the government’s obligations is charged, or amortized, to program expenses over a relatively short period (generally the expected average remaining service life of employees), whereas the impact on interest charged on the obligations is reflected over the life of the obligations, which extend far into the future.

68	Annex 1

Summary Statement of Transactions

Table A1.3 summarizes the government’s projected financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy discussed above.

The budgetary balance is expected to show deficits of $25.1 billion in 2016–17 and $27.8 billion in 2017–18. Over the remainder of the forecast horizon, deficits are expected to decline significantly from $25.9 billion in 2018–19 to $14.6 billion in 2021–22. The federal debt-to-GDP ratio is projected to decline gradually after 2018–19 to the end of the fiscal horizon, reaching 30.4 per cent in 2021–22. This outlook includes new policy actions taken since Budget 2016 and the new measures announced in this Fall Economic Statement.

Table A1.3

Summary Statement of Transactions

billions of dollars

		Projection
	2015–	2016–	2017–	2018–	2019–	2020–	2021–
	2016	2017	2018	2019	2020	2021	2022

Budgetary revenues	295.5	291.1	303.3	313.2	326.2	339.5	355.0

Program expenses	270.8	291.3	306.5	313.2	317.2	326.0	336.5
Public debt charges	25.6	24.9	24.6	25.9	28.2	30.3	33.1

Total expenses	296.4	316.1	331.0	339.1	345.4	356.3	369.6

Final budgetary balance	-1.0	-25.1	-27.8	-25.9	-19.3	-16.8	-14.6

Federal debt[1]	616.0	642.0	669.8	695.7	715.0	731.8	746.4

Per cent of GDP
Budgetary revenues	14.9	14.4	14.4	14.3	14.4	14.4	14.5
Program expenses	13.7	14.4	14.6	14.3	14.0	13.8	13.7
Public debt charges	1.3	1.2	1.2	1.2	1.2	1.3	1.3
Budgetary balance	0.0	-1.2	-1.3	-1.2	-0.8	-0.7	-0.6
Federal debt	31.1	31.8	31.8	31.9	31.5	31.0	30.4

Note: Totals may not add due to rounding.

[1]	The projected level of federal debt for 2016–17 includes an estimate of other comprehensive income.

Details of Economic and Fiscal Projections	69

Policy Actions Taken Since Budget 2016

Setting a new bar for transparency, Table A1.4 summarizes the policy actions taken since Budget 2016 and up to this Fall Economic Statement. Altogether these measures are expected to reduce the budgetary balance by $7.7 billion over six years, on a net basis, starting in 2016–17.

Table A1.4

Policy Actions Taken Since Budget 20161 (Not Including Investments Announced in this Fall Economic Statement)

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022

Indexation of the Canada Child Benefit	0.0	0.0	0.0	0.0	505.0	1,200

Enhancing the Canada Pension Plan	0.0	0.0	110.0	470.0	680.0	970.0

Supporting the Immigration Levels Plan	15.3	208.8	272.1	280.5	306.2	341.4

Improving child and family services for First Nations children	88.8	138.0	155.7	0.0	0.0	0.0

Renewing security and development assistance to Afghanistan	0.0	90.0	155.0	155.0	65.0	0.0

Implementing the expanded World Trade Organization Information Technology Agreement	11.4	24.4	45.9	52.4	52.5	52.5

Renewing the Canadian Armed Forces’ Operation REASSURANCE	75.0	134.3	139.3	0.0	0.0	0.0

Extending Employment Insurance benefits to additional regions	152.3	66.6	26.5	0.0	0.0	0.0

Removing sex-based discriminatory registration provisions under the Indian Act	0.0	15.1	29.4	33.0	35.1	37.2

Making talk shows eligible for the Canadian Film or Video Production Tax Credit	8.0	14.0	22.0	27.0	31.0	33.0

Matching funds for the Fort McMurray fire disaster	104.5	0.0	0.0	0.0	0.0	0.0

National Inquiry into Missing and Murdered Indigenous Women and Girls and related family supports	29.9	33.2	6.2	0.8	0.0	0.0

Supporting mental wellness interventions for First Nations and Inuit peoples	14.5	24.7	29.8	0.0	0.0	0.0

Strengthening the National Immigration Detention Framework	2.8	3.5	9.3	10.3	13.0	12.0

Amendment to industrial technology contribution agreement	41.0	0.0	0.0	0.0	0.0	0.0

Supporting the Mainframe Legacy Application Migration Project	34.0	0.0	0.0	0.0	0.0	0.0

Supporting the regulation of vaping products	0.0	5.8	9.0	9.2	4.1	4.3

Security for the 2016 North American Leaders Summit	17.5	0.0	0.0	0.0	0.0	0.0

Supporting the Northumberland Strait Submarine Transmission System Project	19.0	0.0	0.0	0.0	0.0	0.0

Reviewing the Environmental Assessment, Fisheries and Navigation Protection Acts	14.7	9.4	0.0	0.0	0.0	0.0

Creating the National Security and Intelligence Committee of Parliamentarians	0.3	5.6	3.2	3.2	3.2	0.0

Funding for the Repayable Floor Loan to Newfoundland and Labrador	21.3	-1.3	-1.3	-1.3	-1.3	-1.3

Commemorating major World War milestones in 2017	7.2	3.7	0.0	0.0	0.0	0.0

Implementing the Canada-Ukraine Free Trade Agreement	0.5	2.0	2.0	2.0	2.0	2.0

Modernizing the National Energy Board	3.9	2.7	0.0	0.0	0.0	0.0

Change to Canada Disability Savings Bond eligibility parameters to reflect the elimination of National Child Benefit supplement	0.3	1.3	1.2	1.1	1.0	1.0

Celebrating Montréal’s 375th anniversary	5.0	5.0	0.0	0.0	0.0	0.0

Supporting the economic development fund for Churchill, Manitoba	4.6	0.0	0.0	0.0	0.0	0.0

Supporting the Supreme Court of Canada judicial appointment process	0.5	0.0	0.0	0.0	0.0	0.0

70	Annex 1

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022

(Net) fiscal impact of non-announced measures[2]	54.3	291.4	268.2	130.4	217.4	189.3

Total fiscal measures since Budget 2016	726.6	1,078.3	1,283.5	1,173.5	1,914.2	2,841.4

Less funds existing in the fiscal framework or sourced from departmental resources	-120.4	-209.0	-241.3	-163.0	-73.0	-8.0

Less projected revenues	-33.1	-90.9	-103.1	-105.7	-105.9	-108.5

Net fiscal impact	573.1	778.4	939.1	904.8	1,735.3	2,724.9

Note: Totals may not add due to rounding.

[1]	The government’s spending plans are generally laid out in the annual budget. Due to operational reasons, some funding decisions may be required between budgets. Consistent with the government’s commitment to make government spending more open and transparent, all such “off-cycle” funding decisions taken since Budget 2016 are detailed in this table.

[2]	The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity and litigation issues.

Outlook for Budgetary Revenues

 Table A1.5

 The Revenue Outlook

  billions of dollars

		Projection
	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022

Income taxes

Personal income tax	144.9	143.7	153.2	158.7	165.8	173.4	180.9
Corporate income tax	41.4	41.4	41.7	42.3	44.1	46.1	48.6
Non-resident income tax	6.5	6.3	6.6	6.8	7.0	7.3	7.6

Total income tax	192.8	191.4	201.4	207.7	216.9	226.7	237.1

Excise taxes/duties
Goods and Services Tax	33.0	33.5	35.1	36.1	37.4	38.9	40.5
Custom import duties	5.4	5.1	4.6	4.6	4.7	4.8	5.0
Other excise taxes/duties	11.5	11.6	11.7	11.8	11.8	11.9	11.9

Total excise taxes/duties	49.8	50.2	51.4	52.5	54.0	55.6	57.4

Total tax revenues	242.7	241.6	252.8	260.3	270.9	282.3	294.5
Employment Insurance premium revenues	23.1	22.3	21.2	22.1	22.8	23.7	24.6

Other revenues
Crown corporations	12.5	10.1	11.4	11.8	12.3	12.4	13.3
Other programs	15.0	15.3	16.1	17.0	17.7	18.4	19.5
Net foreign exchange	2.3	1.7	1.8	2.0	2.3	2.7	3.2

Total other revenues	29.7	27.1	29.2	30.8	32.4	33.4	35.9

Total budgetary revenues	295.5	291.1	303.3	313.2	326.2	339.5	355.0

Per cent of GDP
Personal income tax	7.3	7.1	7.3	7.3	7.3	7.3	7.4
Corporate income tax	2.1	2.1	2.0	1.9	1.9	2.0	2.0
Goods and Services Tax	1.7	1.7	1.7	1.7	1.6	1.6	1.7
Total tax revenues	12.2	12.0	12.0	11.9	11.9	12.0	12.0
Employment Insurance premium revenues	1.2	1.1	1.0	1.0	1.0	1.0	1.0
Other revenues	1.5	1.3	1.4	1.4	1.4	1.4	1.5
Total budgetary revenues	14.9	14.4	14.4	14.3	14.4	14.4	14.5

  Note: Totals may not add due to rounding.

Details of Economic and Fiscal Projections	71

Table A1.5 sets out the government’s projection for budgetary revenues. Overall, budgetary revenues are expected to decrease by 1.5 per cent in 2016–17, reflecting lower personal income tax revenues and other revenues, including those of Crown corporations. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 4.1 per cent, roughly in line with projected growth in nominal GDP.

Personal income tax revenues—the largest component of budgetary revenues—are projected to decrease by $1.2 billion, or 0.8 per cent, to $143.7 billion in 2016–17. The reduction in 2016–17 largely reflects the impact of tax planning by high-income individuals to recognize income in the 2015 tax year before the new 33 per cent tax rate came into effect in 2016. This behaviour raised revenues in 2015–16 but will lower them in 2016–17. Over the remainder of the projection period, personal income tax revenues are forecast to increase faster than growth in nominal GDP, averaging 4.7 per cent annually, reflecting the progressive nature of the income tax system combined with projected real income gains.

Corporate income tax revenues are projected to remain unchanged at $41.4 billion in 2016–17 due to weak corporate profits. Over the remainder of the projection period, corporate income tax revenues are projected to grow at an average annual rate of 3.2 per cent, less than the rate of growth in nominal GDP, reflecting the use of loss carry-forwards and the projected outlook for profit growth.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. For 2016–17, non-resident income tax revenues are projected to decline by $0.2 billion, or 3.1 per cent, in line with year-to-date results. Over the remainder of the forecast horizon, they are projected to grow at an average annual rate of 3.9 per cent, in line with projected growth in dividends, interest payments and profits.

Goods and Services Tax (GST) revenues are forecast to grow by 1.7 per cent in 2016–17 based on projected growth in taxable consumption and year-to-date results. Over the remainder of the projection period, GST revenues are forecast to grow by 3.9 per cent per year on average, based on projected growth in taxable consumption and in the Goods and Services Tax/Harmonized Sales Tax Credit.

Customs import duties are projected to decline by 4.4 per cent in 2016–17, and 11.3 per cent in 2017–18 reflecting the planned introduction of the Canada-European Union Comprehensive Economic and Trade Agreement and the potential introduction of the Trans-Pacific Partnership. Over the remaining projection horizon, annual growth in customs import duties is projected to average 2.2 per cent based on projected growth in imports.

Other excise taxes and duties are projected to increase by 0.8 per cent in 2016–17, consistent with year-to-date results. Over the remainder of the projection horizon, other excise taxes and duties are expected to grow at an average annual rate of 0.5 per cent based on historical consumption trends.

72	Annex 1

EI premium revenues are projected to decline by 3.1 per cent in 2016–17 and by 5.0 per cent in 2017–18 due to the introduction of the seven-year break-even rate mechanism in 2017. This new rate-setting mechanism ensures that EI premiums are no higher than needed to pay for the EI program over time. Based on the new EI rate-setting process, the EI premium rate for 2017 has been set to $1.63 per $100 of insurable earnings, which represents a significant decline from the 2016 rate of $1.88 per $100 of insurable earnings. The seven-year break-even rate for 2018 has been estimated at $1.66 per $100 of insurable earnings. For fiscal planning purposes, an EI premium rate of $1.66 has been applied over the remainder of the projection horizon (see Employment Insurance Operating Account box), such that the EI Operating Account achieves cumulative balance by 2024. EI premium revenues are expected to resume their upward trend in 2018–19 based on projected growth in wages and salaries.

Employment Insurance Operating Account

Employment Insurance Operating Account Projections
billions of dollars
	2015	–	2016	–	2017	–	2018	–	2019	–	2020	–	2021	–
	2016		2017		2018		2019		2020		2021		2022

EI premium revenues	23.1		22.3		21.2		22.1		22.8		23.7		24.6
EI benefits[1]	19.4		21.0		21.8		21.8		22.2		22.6		22.9
EI administration and other expenses[2]	1.8		1.8		1.8		1.7		1.7		1.7		1.7
	2015	[3]	2016		2017		2018		2019		2020		2021		(...) 2024
EI Operating Account annual balance	2.6		1.1		-2.4		-1.1		-0.8		-0.4		0.3		1.0
EI Operating Account cumulative balance	0.9		2.0		-0.4		-1.5		-2.2		-2.7		-2.3		0.0
Projected premium rate
(per $100 of insurable earnings)[4]	1.88		1.88		1.63		1.66		1.66		1.66		1.66		1.66

[1]     EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work sharing benefits, and  employment benefits and support measures. These represent about 90 per cent of total EI program expenses.

[2]     The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]     Values for 2015 are actual data. Values for 2016 and future years are a projection.

[4]     Projected premium rates do not take into consideration the government’s commitment to further improving compassionate care benefits  and parental leave benefits.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record an annual surplus of $1.1 billion in 2016, and a deficit of $2.4 billion in 2017, as the EI premium rate is reduced to the recently announced seven-year break-even rate of $1.63 in 2017. The estimated seven-year break-even rate for 2018 is $1.66 per $100 of insurable earnings, a slight increase from the 2017 rate, due to the weaker economic outlook.

Details of Economic and Fiscal Projections	73

Other revenues are made up of three broad components: Crown corporation revenues from consolidated Crown corporations and net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and revenues in the Exchange Fund Account.

Crown corporation revenues tend to be volatile, owing to the net gains or losses from enterprise Crown corporations and the impact of returns on Crown borrowings. For example, in 2015–16, a one-time fiscal gain of $2.1 billion was realized on the sale of the government’s remaining holdings of General Motors common shares by the Canada Development Investment Corporation. In 2016–17, Crown corporation revenues are projected to decline by 18.6 per cent, due in large part to that gain. Over the remainder of the forecast horizon, Crown corporation revenues are projected to grow at an average annual rate of 5.6 per cent, primarily due to the outlooks presented in respective corporate plans.

Other program revenues are affected by interest rate movements, exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets) and flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance. These revenues are projected to increase by $0.3 billion, or 2.2 per cent, in 2016–17. Over the remainder of the projection period, other program revenues are projected to increase at an average annual rate of 5.0 per cent, largely as a result of the projected increase in interest rates.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are expected to decrease in 2016–17, due in large part to significant one-time gains on the sale of investments in the Exchange Fund Account in 2015–16, which are not expected to recur. Over the remainder of the projection period, net foreign exchange revenues are projected to grow at an average annual rate of 13.6 per cent, reflecting a projected increase in interest rates and the anticipated appreciation in the Canadian dollar by private sector forecasters.

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Outlook for Program Expenses

Table A1.6

The Program Expense Outlook

billions of dollars

		Projection
	2015–	2016–	2017–	2018–	2019–	2020–	2021–
	2016	2017	2018	2019	2020	2021	2022

Major transfers to persons
Elderly benefits	45.5	48.4	51.2	54.1	57.1	60.3	63.9
Employment Insurance benefits[1]	19.4	21.0	21.8	21.8	22.2	22.6	22.9
Children’s benefits	18.0	21.8	22.9	22.6	22.4	22.6	23.1

Total	82.9	91.2	95.9	98.5	101.7	105.6	109.8

Major transfers to other levels of government
Canada Health Transfer	34.0	36.1	37.1	38.4	39.9	41.4	43.1
Canada Social Transfer	13.0	13.3	13.7	14.2	14.6	15.0	15.5
Equalization	17.3	17.9	18.3	18.9	19.6	20.4	21.2
Territorial Formula Financing	3.6	3.6	3.7	3.8	3.9	4.0	4.1
Gas Tax Fund[2]	2.0	2.1	2.1	2.2	2.2	2.2	2.2
Other fiscal arrangements[3]	-4.0	-4.5	-4.8	-5.0	-5.3	-5.5	-5.8

Total	65.9	68.5	70.2	72.4	74.9	77.4	80.2

Direct program expenses
Transfer payments	34.9	41.7	45.7	46.8	45.0	46.5	48.9
Capital amortization	4.7	5.4	5.8	6.1	6.3	6.5	6.7
Operating expenses	82.5	84.6	88.9	89.5	89.4	90.0	90.9

Total	122.1	131.6	140.4	142.3	140.6	143.0	146.5

Total program expenses	270.8	291.3	306.5	313.2	317.2	326.0	336.5

Per cent of GDP
Major transfers to persons	4.2	4.5	4.6	4.5	4.5	4.5	4.5
Major transfers to other levels of government	3.3	3.4	3.3	3.3	3.3	3.3	3.3
Direct program expenses	6.2	6.5	6.7	6.5	6.2	6.1	6.0
Total program expenses	13.7	14.4	14.6	14.3	14.0	13.8	13.7

Note: Totals may not add due to rounding.

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of operating expenses.
[2]	The Gas Tax Fund is a component of the Community Improvement Fund.
[3]	Other fiscal arrangements include the Youth Allowances Recovery; Alternative Payments for Standing Programs, which represent a recovery from Quebec of a tax point transfer; statutory subsidies; payments under the 2005 Offshore Accords; established terms for repayable floor loans; payments with respect to the Common Securities Regulator; and advance fiscal stabilization payments to Alberta and Newfoundland and Labrador with respect to 2015–16.

Table A1.6 provides an overview of the projections for program expenses by major component. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

Major transfers to persons are projected to increase from $91.2 billion in 2016–17 to $109.8 billion in 2021–22. Major transfers to persons consist of elderly, EI and children’s benefits.

Details of Economic and Fiscal Projections	75

Elderly benefits, which are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, are projected to grow from $48.4 billion in 2016–17 to $63.9 billion in 2021–22, or approximately 5.7 per cent per year. The expected increase in elderly benefits is due to projected consumer price inflation, to which benefits are fully indexed, a projected increase in the seniors’ population, and the increase in the Guaranteed Income Supplement for single seniors announced in Budget 2016.

EI benefits are projected to increase by 8.2 per cent to $21.0 billion in 2016–17. This growth is in line with year-to-date results and the roll-out of EI benefit measures announced in Budget 2016. Over the remainder of the projection period, EI benefits are projected to grow moderately, averaging 1.7 per cent annually as gains in average weekly benefits are largely offset by the expected improvement in the labour market.

Children’s benefits are projected to rise from $21.8 billion in 2016–17 to $23.1 billion in 2021–22, reflecting the new Canada Child Benefit, which replaced the Canada Child Tax Benefit and the Universal Child Care Benefit as of July 2016. Stronger growth in the final two years of the projection period is due to the indexation of the benefit beginning in 2020–21.

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others, are expected to increase over the forecast horizon, from $68.5 billion in 2016–17 to $80.2 billion in 2021–22.

The CHT is projected to grow from $36.1 billion in 2016–17 to $43.1 billion in 2021–22. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3.0 per cent per year. The CST is legislated to grow at 3.0 per cent per year. Gas Tax Fund payments are indexed at 2.0 per cent per year, with increases applied in $100 million increments.

Direct program expenses are projected to rise to $131.6 billion in 2016–17 and further to $146.5 billion in 2021–22, reflecting in part measures announced in Budget 2016 and in this Fall Economic Statement. Direct program expenses include operating expenses, transfer payments administered by departments and capital amortization.

The projected increase in direct program expenses is driven by an increase in transfer payments administered by departments, including transfers to provincial, municipal and Aboriginal governments and post-secondary institutions for investment in infrastructure, as well as funding for education. Overall, transfer payments are projected to increase from $41.7 billion in 2016–17 to $48.9 billion in 2021–22.

Operating expenses reflect the cost of doing business for more than 100 government departments and agencies. Operating expenses are projected to increase from $84.6 billion in 2016–17 to $90.9 billion in 2021–22 due in part to measures announced in Budget 2016 and this Fall Economic Statement.

Capital amortization is expected to increase from $5.4 billion in 2016–17 to $6.7 billion in 2021–22 as a result of recent and planned investments and upgrades to existing federal capital.

76	Annex 1

Risks to the Fiscal Projections

Risks associated with the economic outlook are the greatest source of uncertainty for fiscal projections. To help quantify these risks in respect of their impact on the fiscal outlook, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Besides the economic outlook, there are other unique sources of upside or downside risks to the fiscal projections, such as the volatility in the relationships between fiscal variables and the underlying activities to which they relate. For example, relationships between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament can fluctuate for reasons not directly linked to economic variables. These fluctuations introduce an additional level of uncertainty for fiscal projections.

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and Consumer Price Index inflation may have different responses to a given shock).

Details of Economic and Fiscal Projections	77

Table A1.7

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-3.1	-3.1	-3.3
Corporate income tax	-0.4	-0.4	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.1	-0.2	-0.2

Total tax revenues	-4.0	-4.0	-4.4
Employment Insurance premiums	0.1	0.5	0.6
Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-4.0	-3.6	-3.9

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.9	0.8	0.3
Children’s benefits	0.0	0.1	0.1

Total	0.8	0.9	0.4
Other program expenses	-0.2	-0.3	-0.5
Public debt charges	0.0	0.1	0.5

Total expenses	0.6	0.7	0.4

Budgetary balance	-4.6	-4.3	-4.3

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.6 billion in the first year, $4.3 billion in the second year and $4.3 billion in the fifth year (Table A1.7).

•	Tax revenues from all sources fall by a total of $4.0 billion in the first year and by $4.0 billion in the second year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•	EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

•	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are tied directly to growth in nominal GDP).

78	Annex 1

Table A1.8

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-2.4	-1.6	-1.6
Corporate income tax	-0.4	-0.4	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.2	-0.2	-0.2

Total tax revenues	-3.3	-2.6	-2.7
Employment Insurance premiums	-0.1	-0.2	-0.1
Other revenues	-0.1	-0.1	-0.2

Total budgetary revenues	-3.5	-2.9	-3.0

Federal expenses
Major transfers to persons
Elderly benefits	-0.3	-0.5	-0.6
Employment Insurance benefits	-0.1	-0.2	-0.1
Children’s benefits	0.0	0.1	0.1

Total	-0.4	-0.6	-0.6
Other program expenses	-0.5	-0.6	-1.3
Public debt charges	-0.5	0.0	0.2

Total expenses	-1.5	-1.1	-1.7

Budgetary balance	-2.0	-1.8	-1.3

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $2.0 billion in the first year, $1.8 billion in the second year and $1.3 billion in the fifth year (Table A1.8).

•	Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•	EI premium revenues decrease in response to lower earnings.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, and downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. In addition, other program expenses are also lower as certain programs are tied directly to growth in wages and nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Details of Economic and Fiscal Projections	79

Table A1.9

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	1.5	1.9	2.7
Federal expenses	2.5	4.0	6.2

Budgetary balance	-1.0	-2.0	-3.4

Note: Totals may not add due to rounding.

An increase in interest rates decreases the budgetary balance by $1.0 billion in the first year, $2.0 billion in the second year and $3.4 billion in the fifth year (Table A1.9). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

80	Annex 1